MGIC


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2007
WASH, D.C.
210
SECTION

MGIC INVESTMENT CORPORATION



ANNUAL REPORT
2006


MGIC
50
Years





Financial Highlights

	2004	2005	2006
Net income ($ millions)	553.2	626.9	**564.7**
Diluted earnings per share ($)	5.63	6.78	**6.65**
Return on equity (%)	13.8	14.9	**13.4**



Shareholders' Equity
($ millions)
4,144
4,165
4,296
2004
2005
2006



New Primary Insurance Written
($ billions)
62.9
61.5
58.2
2004
2005
2006



Direct Primary Insurance in Force
($ billions)
177.1
170.0
176.5
2004
2005
2006



Direct Primary Risk in Force
($ billions)
46.0
44.9
47.1
2004
2005
2006



Investment Portfolio
($ millions)
5,419
5,295
5,252
2004
2005
2006



Revenue
($ millions)
1,613
1,527
1,469
2004
2005
2006

Fellow Shareholders



Fifty years ago, Milwaukee real estate lawyer Max Karl's vision for providing first-time homebuyers a more affordable and expedient way to achieve homeownership became a reality when Mortgage Guaranty Insurance Corporation received a license to offer mortgage insurance in Wisconsin. By the end of that year, the company was licensed in 5 states, had 33 master policyholders and had insured 967 loans producing insurance in force totaling $16.5 million. Little did he know that, fifty years later, the industry he started would write insurance on over $266 billion of home mortgages in 2006 and that his company would grow to be the industry leader, with more than 5,000 master policyholders and insurance on 1.3 million loans totaling $176.5 billion.

This past year, we saw interest rates increase, home price appreciation begin to slow, persistency of our policies improve, piggyback lending start to recede, and mortgage insurance tax deductibility finally achieved. More recently, we have seen lenders and regulators become more concerned about mortgage credit risk, especially in products that avoided mortgage insurance. All of this bodes well for our company and our industry. In fact, we have already begun to see the effect of these trends as insurance in force at year-end 2006 increased 3.8% from 2005 and the penetration of mortgage insurance improved throughout 2006.

In 2006, MGIC reported net income of $565 million on revenues of $1.47 billion, losses incurred of $614 million and operating expenses of $295 million. Our return on equity was 13.4% and we increased book value per share by 9.7% to $51.88. Revenues were lower reflecting the significant run-off in policies in the previous three years. We also saw an 11% increase in losses incurred in 2006, primarily because loss severities continued to increase reflecting the higher loan balances we have insured in recent years. In addition, slowing home appreciation has led to fewer loss mitigation opportunities. Operating expenses were higher as we continued to develop our international expansion into Australia and Canada and due to our acquisition of Myers Internet. Our joint ventures, primarily C-BASS and Sherman, had another successful year reporting a 15% increase in after tax net income in 2006, totaling $169.5 million. Finally, reflecting our strong capital position, we repurchased 6.1 million shares of our stock in 2006 and increased our dividend by 67% in January 2006.

Last year, I wrote that we needed to stay focused on the creation of long-term sustainable value so that we would be in position to capitalize on the ever-changing environment in which we operate. That is exactly what we did. As a result, we have much to look forward to in 2007 as the environment continues to become more favorable for us. Mortgage insurance penetration should continue to rebound as our most formidable competitor these past few years, piggybacks, lose favor and underwriting standards are tightened. Persistency should move modestly higher as home price appreciation continues to slow to more normal levels. Our international expansion is on track, and we expect to be writing business in Australia soon and in Canada by the end of the year. All of these factors converge to provide us with tremendous opportunities in the coming years.

In addition to these significant opportunities, I am excited about our pending merger with Radian that will form the MGIC Radian Financial Group. We anticipate closing to occur in the fourth quarter of this year. This merger will create a preeminent mortgage and credit risk insurer that will be better positioned to provide customers, both domestically and internationally, cost-effective solutions that best meet their needs. The combination should also allow us to continue our track record of delivering long-term value creation to our shareholders.

I have had the great fortune of leading this organization, the industry's recognized leader. It would not have been possible to achieve what we did without the dedication that my MGIC co-workers have shown to our company, their jobs and our customers. With leadership comes responsibility to do the right thing and to make a difference – it is my strong belief that these principles define our company.

Thank you for your support!

Sincerely,



Curt S. Culver
Chairman and Chief Executive Officer

The factors discussed under "Risk Factors" in "Management's Discussion and Analysis" elsewhere in this Annual Report may cause actual results to differ materially from the results contemplated by forward-looking statements made in the foregoing letter. Forward-looking statements are statements which relate to matters other than historical fact. Statements in the letter that include words such as "should," "is expected" or "will be" or words of similar import, are forward-looking statements.

Five-Year Summary of Financial Information

	2006	2005	2004	2003	2002
	(In thousands of dollars, except per share data)				
Summary of operations					
Revenues:					
Net premiums written	**$ 1,217,236**	$ 1,252,310	$ 1,305,417	$ 1,364,631	$ 1,177,955
Net premiums earned	**$ 1,187,409**	$ 1,238,692	$ 1,329,428	$ 1,366,011	$ 1,182,098
Investment income, net	**240,621**	228,854	215,053	202,881	207,516
Realized investment (losses) gains, net	**(4,264)**	14,857	17,242	36,862	29,113
Other revenue	**45,403**	44,127	50,970	79,657	65,836
Total revenues	**1,469,169**	1,526,530	1,612,693	1,685,411	1,484,563
Losses and expenses:					
Losses incurred, net	**613,635**	553,530	700,999	766,028	365,752
Underwriting and other expenses	**290,858**	275,416	278,786	302,473	265,633
Interest expense	**39,348**	41,091	41,131	41,113	36,776
Total losses and expenses	**943,841**	870,037	1,020,916	1,109,614	668,161
Income before tax and joint ventures	**525,328**	656,493	591,777	575,797	816,402
Provision for income tax	**130,097**	176,932	159,348	146,027	240,971
Income from joint ventures, net of tax	**169,508**	147,312	120,757	64,109	53,760
Net income	**$ 564,739**	$ 626,873	$ 553,186	$ 493,879	$ 629,191
Weighted average common shares outstanding (in thousands)	**84,950**	92,443	98,245	99,022	104,214
Diluted earnings per share	**$ 6.65**	$ 6.78	$ 5.63	$ 4.99	$ 6.04
Dividends per share	**$ 1.00**	$ .525	$ .2250	$ .1125	$ .10
Balance sheet data					
Total investments	**$ 5,252,422**	$ 5,295,430	$ 5,418,988	$ 5,067,427	$ 4,624,256
Total assets	**6,621,671**	6,357,569	6,380,691	5,917,387	5,300,303
Loss reserves	**1,125,715**	1,124,454	1,185,594	1,061,788	733,181
Short- and long-term debt	**781,277**	685,163	639,303	599,680	677,246
Shareholders' equity	**4,295,877**	4,165,055	4,143,639	3,796,902	3,395,192
Book value per share	**51.88**	47.31	43.05	38.58	33.87

A brief description of the Company's business is contained in the first paragraph of "Overview – Business and General Environment" in "Management's Discussion and Analysis."

Five-Year Summary of Financial Information

	2006	2005	2004	2003	2002
New primary insurance written ($ millions)	$ **58,242**	$ 61,503	$ 62,902	$ 96,803	$ 92,532
New primary risk written ($ millions)	**15,937**	16,836	16,792	25,209	23,403
New pool risk written ($ millions) [(1)]	**240**	358	208	862	674
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	**176,531**	170,029	177,091	189,632	196,988
Direct primary risk	**47,079**	44,860	45,981	48,658	49,231
Direct pool risk [(1)]	**3,063**	2,909	3,022	2,895	2,568
Primary loans in default ratios					
Policies in force	**1,283,174**	1,303,084	1,413,678	1,551,331	1,655,887
Loans in default	**78,628**	85,788	85,487	86,372	73,648
Percentage of loans in default	**6.13%**	6.58%	6.05%	5.57%	4.45%
Percentage of loans in default — bulk	**14.87%**	14.72%	14.06%	11.80%	10.09%
Insurance operating ratios (GAAP)					
Loss ratio [(2)]	**51.7%**	44.7%	52.7%	56.1%	30.9%
Expense ratio [(2)]	**17.0%**	15.9%	14.6%	14.1%	14.8%
Combined ratio	**68.7%**	60.6%	67.3%	70.2%	45.7%
Risk-to-capital ratio (statutory)					
MGIC	**6.4:1**	6.3:1	6.8:1	8.1:1	8.7:1

(1) *Represents contractual aggregate loss limits and, for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, for $4.4 billion, $5.0 billion, $4.9 billion, $4.9 billion and $3.0 billion, respectively, of risk without such limits, risk is calculated at $4 million, $51 million, $65 million, $192 million and $147 million, respectively, for new risk written and $473 million, $469 million, $418 million, $353 million and $161 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a 'AA' level based on a rating agency model.*

(2) *The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.*

The following Management's Discussion and Analysis is unchanged from the one in our Annual Report on Form 10-K filed with the Securities and Exchange Commission. We have not updated it for developments occurring after February 23, 2007, when our 10-K was finalized.

Overview

Proposed Merger with Radian Group

In early February 2007 we announced that we agreed to merge (the "Merger") with Radian Group Inc. ("Radian"). The agreement provides for a merger of Radian into us in which 0.9658 shares of our common stock will be exchanged for each share of Radian common stock. Radian has publicly reported that at October 27, 2006 it had 80.6 million shares of common stock outstanding. The transaction has been unanimously approved by each company's board of directors and is expected to be completed in the fourth quarter of 2007, subject to regulatory and shareholder approvals.

Our company would almost double in size if the Merger occurs. See Note 16 to our consolidated financial statements. We would also be engaged in the financial guaranty business and may have to dispose of certain of the interests that the combined company would have held in the C-BASS and Sherman joint ventures. The business description, financial results and any forward-looking statements that follow, apply only to our business, and do not reflect the effects of the Merger.

Business and General Environment

Through our subsidiary MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Our principal products are primary mortgage insurance and pool mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions.

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases the size of the in force book of insurance. New insurance written is the aggregate principal amount of the mortgages that are insured during a period and is referred to as "NIW." NIW is affected by many factors, including the volume of low-down-payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from other mortgage insurers and alternatives to mortgage insurance, such as piggyback loans.

  - Cancellations, which reduce the size of the in force book of insurance that generates premiums. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book, as well as by home price appreciation.

  - Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.

  - Premiums ceded to reinsurance subsidiaries of certain mortgage lenders and risk sharing arrangements with the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (government-sponsored entities or "GSEs").

  Premiums are generated by the insurance that is in force during all or a portion of the period. Hence, lower average insurance in force in one period compared to another is a factor that will reduce premiums written and earned, although this effect may be mitigated (or enhanced) by differences in the average premium rate between the two periods as well as by premium that is ceded. Also, NIW and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

The investment portfolio is comprised almost entirely of highly rated, fixed-income securities. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from operations, including investment earnings, less cash used for noninvestment purposes, such as share repurchases. Realized gains and losses are a function of the difference between the amount received on sale of a security and the security's amortized cost. The amount received on sale is affected by the coupon rate of the security compared to the yield of comparable securities.

- Losses incurred

Losses incurred are the expense that results from a payment delinquency on an insured loan. As explained under "Critical Accounting Policies" below, this expense is recognized only when a loan is delinquent. Losses incurred are generally affected by:

- The state of the economy, which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of delinquencies has historically followed a seasonal pattern, with a reduction in delinquencies in the first part of the year, followed by an increase in the latter part of the year.

- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.

- The average claim payment, which is affected by the size of loans insured (higher average loan amounts tend to increase losses incurred), the percentage coverage on insured loans (deeper average coverage tends to increase incurred losses), and housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages.

- The distribution of claims over the life of a book. Historically, the first two years after a loan is originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency and the condition of the economy can affect this pattern.

- Underwriting and other expenses

Our operating expenses generally vary primarily due to contract underwriting volume, which in turn generally varies with the level of mortgage origination activity. Contract underwriting generates fee income included in "Other revenue."

- Income from joint ventures

Our results of operations are also affected by income from joint ventures. Joint venture income principally consists of the aggregate results of our investment in two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and Sherman Financial Group LLC ("Sherman").

C-BASS: C-BASS is primarily an investor in the credit risk of credit-sensitive single-family residential mortgages. It finances these activities through borrowings included on its balance sheet and by securitization activities generally conducted through off-balance sheet entities. C-BASS generally retains the first-loss and other subordinate securities created in the securitization. The mortgage loans owned by C-BASS and underlying C-BASS's mortgage securities investments are generally serviced by Litton Loan Servicing LP, a subsidiary of C-BASS

("Litton"). Litton's servicing operations primarily support C-BASS's investment in credit risk, and investments made by funds managed or co-managed by C-BASS, rather than generating fees for servicing loans owned by third-parties.

C-BASS's consolidated results of operations are affected by:

- Portfolio revenue, which in turn is primarily affected by net interest income, gain on sale and liquidation, gain on securitization and hedging gains and losses related to portfolio assets and securitization, net of mark-to-market and whole loan reserve changes:
  - o Net interest income

    Net interest income is principally a function of the size of C-BASS's portfolio of whole loans and mortgages and other securities, and the spread between the interest income generated by these assets and the interest expense of funding them. Interest income from a particular security is recognized based on the expected yield for the security.
  - o Gain on sale and liquidation

    Gain on sale and liquidation results from sales of mortgage and other securities, and liquidation of mortgage loans. Securities may be sold in the normal course of business or because of the exercise of call rights by third parties. Mortgage loan liquidations result from loan payoffs, from foreclosure or from sales of real estate acquired through foreclosure.
  - o Gain on securitization

    Gain on securitization is a function of the face amount of the collateral in the securitization and the margin realized in the securitization. This margin depends on the difference between the proceeds realized in the securitization and the purchase price paid by C-BASS for the collateral. The proceeds realized in a securitization include the value of securities created in the securitization that are retained by C-BASS.
  - o Hedging gains and losses, net of mark-to-market and whole loan reserve changes

    Hedging gains and losses primarily consist of changes in the value of derivative instruments (including interest rate swaps, interest rate caps and futures) and short positions, as well as realized gains and losses from the closing of hedging positions. C-BASS uses derivative instruments and short sales in a strategy to reduce the impact of changes in interest rates on the value of its mortgage loans and securities. Changes in value of derivative instruments are subject to current recognition because C-BASS does not account for the derivatives as "hedges" under SFAS No. 133.

    Mortgage and other securities are classified by C-BASS as trading securities and are carried at fair value, as estimated by C-BASS. Changes in fair value between period ends (a "mark-to-market") are reflected in C-BASS's statement of operations as unrealized gains or losses. Changes in fair value of mortgage and other securities may relate to changes in credit spreads or to changes in the level of interest rates or the slope of the yield curve. Mortgage loans are not marked-to-market and are carried at the lower of cost or fair value on a portfolio basis, as estimated by C-BASS.

    During a period in which short-term interest rates decline, in general, C-BASS's hedging positions will decline in value and the change in value, to the extent that the hedges related to whole loans, will be reflected in C-BASS's earnings for the period as an unrealized loss. The related increase, if any, in the value of mortgage loans will not be reflected in earnings but, absent any countervailing factors, when mortgage loans owned during the period are securitized, the proceeds realized in the securitization should increase to reflect the increased value of the collateral.

- Servicing revenue

  Servicing revenue is a function of the unpaid principal balance of mortgage loans serviced and servicing fees and charges. The unpaid principal balance of mortgage loans serviced by Litton is affected by mortgages acquired by C-BASS because servicing on subprime and other mortgages acquired is generally transferred to Litton. Litton also services or provides special servicing on loans in mortgage securities owned by funds managed or co-managed by C-BASS. Litton also may obtain servicing on loans in third party mortgage securities acquired by C-BASS or when the loans become delinquent by a specified number of payments (known as "special servicing").

- Revenues from money management activities

  These revenues include management fees from C-BASS issued collateralized bond obligations ("CBOs"); equity in earnings from C-BASS investments in investment funds managed or co-managed by C-BASS and management fees and incentive income from investment funds managed or co-managed by C-BASS.

Sherman: Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities are included in Sherman's balance sheet.

Sherman's consolidated results of operations are affected by:

- Revenues from delinquent receivable portfolios

  These revenues are the cash collections on such portfolios, and depend on the aggregate amount of delinquent receivables owned by Sherman, the type of receivable and the length of time that the receivable has been owned by Sherman.

- Amortization of delinquent receivable portfolios

  Amortization is the recovery of the cost to purchase the receivable portfolios. Amortization expense is a function of estimated collections from the portfolios over their estimated lives. If estimated collections cannot be reasonably predicted, cost is fully recovered before any net revenue (the difference between revenues from a receivable portfolio and that portfolio's amortization) is recognized.

- Credit card interest and fees, along with the coincident provision for losses for uncollectible amounts.

- Costs of collection, which include servicing fees paid to third parties to collect receivables.

2006 Results

Our results of operations in 2006 were principally affected by:

- Losses incurred

  Losses incurred for 2006 increased compared to 2005 primarily due to a larger increase in the estimates regarding how much will be paid on claims (severity), as well as a smaller decrease in the estimates regarding how many delinquencies will eventually result in a claim (claim rate), when each are compared to the same period in 2005.

- Premiums written and earned

  During 2006, our written and earned premiums were lower than in 2005 due to lower average premium rates, offset by a slight increase in the average insurance in force.

- Underwriting expenses

  Underwriting expenses increased in 2006 compared to 2005 primarily due to additional expenses related to Myers Internet (acquired in January 2006), equity based compensation and expansion into international operations.

- Investment income

  Investment income in 2006 was higher than in 2005 due to an increase in the pretax yield.

- Income from joint ventures

  Income from joint ventures increased in 2006 compared to 2005 due to higher income from both C-BASS and Sherman. C-BASS's higher income primarily resulted from increased net interest income and servicing revenue, and Sherman's higher income primarily resulted from increased credit card income and fees.

Results of Consolidated Operations

As discussed under "Forward-Looking Statements and Risk Factors" below, actual results may differ materially from the results contemplated by forward-looking statements. We are not undertaking any obligation to update any forward-looking statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements were made.

NIW

The amount of MGIC's NIW (this term is defined under "Premiums written and earned" in the "Overview – Business and General Environment" section) during the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
		($ billions)	
Flow NIW	$ 39.3	$ 40.1	$ 47.1
Bulk NIW	18.9	21.4	15.8
Total NIW	$ 58.2	$ 61.5	$ 62.9
Refinance volume as a % of primary flow NIW	23%	28%	30%

The decrease in NIW on a flow basis in 2006 was primarily the result of a decrease in refinance volume. Refinance volume is driven by changes in interest rates as discussed with respect to cancellations below. For a discussion of NIW written through the bulk channel, see "Bulk transactions" below. We expect total NIW in 2007 to be above the level in 2006, due primarily to increased market penetration by private mortgage insurance resulting from changes in interest rates, increasing scrutiny, by bank regulators, of nontraditional mortgages and mortgage insurance tax deductibility.

The decrease in NIW on a flow basis in 2005, compared to 2004, was primarily the result of continued market growth for piggyback loans that offer alternatives to mortgage insurance.

Cancellations and insurance in force

NIW and cancellations of primary insurance in force during the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
		($ billions)	
NIW	$ 58.2	$ 61.5	$ 62.9
Cancellations	(51.7)	(68.6)	(75.4)
Change in primary insurance in force	$ 6.5	$ (7.1)	$ (12.5)
Direct primary insurance in force as of December 31	$ 176.5	$ 170.0	$ 177.1

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. MGIC's persistency rate (percentage of insurance remaining in force from one year prior) was 69.6% at December 31, 2006, an increase from 61.3% at December 31, 2005 and 60.2% at December 31, 2004. These persistency rate improvements and the related decline in cancellations reflect the general upward trend in mortgage interest rates and declining rate of home price appreciation over these periods. We expect modest improvement in the persistency rate in 2007, although this expectation assumes the absence of significant declines in the level of mortgage interest rates from their level in late February 2007.

Bulk transactions

Our writings of bulk insurance are in part sensitive to the volume of securitization transactions involving nonconforming loans. Our writings of bulk insurance are, in part, also sensitive to competition from other methods of providing credit enhancement in a securitization, including an execution in which the subordinate tranches in the securitization rather than mortgage insurance bear the first loss from mortgage defaults. Competition from such an execution depends on, among other factors, the yield at which investors are willing to purchase tranches of the securitization that involve a higher degree of credit risk compared to the yield for tranches involving the lowest credit risk (the difference in such yields is referred to as the spread), the amount of higher risk tranches that investors are willing to purchase, and the amount of credit for losses that a rating agency will give to mortgage insurance. As the spread narrows, competition from an execution in which the subordinate tranches bear the first loss increases. The competitiveness of the mortgage insurance execution in the bulk channel may also be impacted by changes in our view of the risk of the business, which is affected by the historical performance of previously insured pools and our expectations for regional and local real estate values. As a result of the sensitivities discussed above, bulk volume can vary materially from period to period.

NIW for bulk transactions decreased from $21.4 billion in 2005 to $18.9 billion in 2006 due primarily to narrow credit spreads and increased competition from both the marketplace (reflecting greater appetite for higher risk tranches by investors including hedge funds, and CDOs), and other mortgage insurers. In 2005, NIW for bulk transactions increased from $15.8 billion in 2004, due primarily to transactions with customers for which no insurance had been written in 2004, as well as slightly wider credit spreads in the last few months of 2005. We price our bulk business to generate acceptable returns; there can be no assurance, however, that the assumptions underlying the premium rates will achieve this objective.

Pool insurance

In addition to providing primary insurance coverage, we also insure pools of mortgage loans. New pool risk written during the years ended December 31, 2006, 2005 and 2004 was $240 million, $358 million and $208 million, respectively. Our direct pool risk in force was $3.1 billion, $2.9 billion and $3.0 billion at December 31, 2006, 2005 and 2004, respectively. These risk amounts represent pools of loans with contractual aggregate loss limits and those without such limits. For pools of loans without such limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a 'AA' level based on a rating agency model. Under this model, at December 31, 2006, 2005 and 2004, for $4.4 billion, $5.0 billion and $4.9 billion, respectively, of risk without such limits, risk in force is calculated at $473 million, $469 million and $418 million, respectively. For the years ended December 31, 2006, 2005 and 2004 for $56 million, $959 million and $1,194 million, respectively, of risk without contractual aggregate loss limits, new risk written for those years was $4 million, $51 million and $65 million, respectively.

Net premiums written and earned

Net premiums written and earned during 2006 decreased, compared to 2005, due to lower average premium rates, offset by a slight increase in the average insurance in force. Assuming no significant decline in interest rates from their level at the end of February 2007, we expect the average insurance in force during 2007 to be higher than in 2006 because insurance in force at December 31, 2006 was at the highest level of any quarter-end in 2006 and our expectation, discussed under "NIW" above, that private mortgage insurance will be used on a greater percentage of mortgage originations in 2007. As a result, we anticipate that net premiums written and earned in 2007 will increase compared to 2006.

Net premiums written and earned during 2005 decreased, compared to 2004, due to a decline in the average insurance in force.

Risk-sharing arrangements

For the nine months ended September 30, 2006, approximately 46.0% of our new insurance written on a flow basis was subject to arrangements with reinsurance subsidiaries of certain mortgage lenders or risk-sharing arrangements with the GSEs compared to 48.1% for the year ended December 31, 2005 and 50.6% for the year ended December 31, 2004. The percentage of new insurance written during a period covered by such arrangements normally increases after the end of the period because, among other reasons, the transfer of a loan in the secondary market can result in a mortgage insured during a period becoming part of such an arrangement in a subsequent period. Therefore, the percentage of new insurance written covered by such arrangements is not shown for the most recently ended quarter. Premiums ceded in such arrangements are reported in the period in which they are ceded regardless of when the mortgage was insured.

Continuing a program begun in 2005 to reduce exposure to certain geographical areas and categories of risk, we entered into an excess of loss reinsurance agreement in 2006 under which we ceded approximately $45 million of risk in force to a special purpose reinsurance company (an "SPR"). The SPR is not affiliated with us and was formed solely to enter into the reinsurance arrangements. The SPR obtained its capital from institutional investors by issuance of various classes of notes the return on which is linked to the performance of the reinsured portfolio. The SPR invested the proceeds of the notes in high quality short-term investments. Income earned on those investments and reinsurance premiums paid by us are applied to pay interest on the notes as well as expenses of the SPR. The investments would be liquidated to pay reinsured loss amounts to us. Proceeds not required to pay reinsured losses will be used to pay principal on the notes. Premiums ceded under these agreements have not been material and are included in "ceded premiums." The total original risk in force ceded under the three transactions under this program, two of which were completed in 2005, was $130 million. We may enter into similar transactions in the future.

Investment income

Investment income for 2006 increased due to an increase in the average investment yield. The portfolio's average pretax investment yield was 4.56% at December 31, 2006 and 4.28% at December 31, 2005. The portfolio's average after-tax investment yield was 4.03% at December 31, 2006 and 3.86% at December 31, 2005. Our net realized losses in 2006 and net realized gains in 2005 resulted primarily from the sale of fixed-maturity investments.

Investment income for 2005 increased compared to 2004 due to an increase in the amortized cost of average invested assets to $5.4 billion for 2005 from $5.2 billion for 2004, as well as a slight increase in the average investment yield. Our net realized gains for 2004 resulted primarily from the sale of fixed maturity investments.

Other revenue

The increase in other revenue for 2006, compared to 2005, is primarily the result of additional revenue from the operation of Myers Internet, offset by a decrease in revenue from contract underwriting. The decrease in other revenue in 2005, compared to 2004, is primarily the result of decreased revenue from noninsurance operations, other than contract underwriting.

Losses

As discussed in "Critical Accounting Policies," consistent with industry practices, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due.) Loss reserves are established by management's estimation of the number of loans in our inventory of delinquent loans that will not cure their delinquency and thus result in a claim (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that we will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

In 2006, net losses incurred were $614 million, of which $704 million pertained to current year loss development and ($90) million pertained to favorable prior years' loss development. In 2005, net losses incurred were $554 million, of which $680 million pertained to current year loss development and ($126) million pertained to favorable prior years' loss development. See Note 6 to our consolidated financial statements.

The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices received in the current year. Losses incurred pertaining to the current year increased in 2006, compared to 2005, primarily due to a larger increase in the estimates regarding how much will be paid on claims (severity), as well as a smaller decrease in the estimates regarding how many delinquencies will eventually result in a claim (claim rate), when each are compared to the same period in 2005. Our estimates are determined based upon historical experience. The increase in estimated severity is primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as a decrease in our ability to mitigate losses through the sale of properties in some geographical areas. The decrease in estimated claim rates is the result of recent historical improvements in the claim rate in certain geographical regions, with the exception of the Midwest, where recent historical claim rates have not improved. It is likely that the claim rates in the Midwest have not improved due to the lack of job growth, weaker economic environment, and modest to negative home price appreciation in Michigan, Ohio and Indiana. During 2006 the home price appreciation in Ohio and Indiana was below the national average, and Michigan experienced negative appreciation. These states accounted for approximately 34% of our losses paid in 2006. In the fourth quarter of 2006, California and Florida began to experience less favorable housing markets, which will likely increase the actual claim rates and severity in those areas. Both California and Florida experienced less favorable home price appreciation in 2006, compared to 2005. During 2006, home sales in these states have declined, and the supply of homes on the market has increased.

The amount of losses incurred pertaining to prior year loss development represents actual claim payments that were higher or lower than what was estimated by us at the end of the prior year as well as a reestimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This reestimation is the result of management's review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in relative level of defaults by geography and the change in average loan exposure. The $90 million and $126 million reduction in losses incurred pertaining to prior years in 2006 and 2005, respectively, was due primarily to more favorable loss trends experienced during the year.

We anticipate that losses incurred in 2007 will exceed their 2006 level.

In 2005, compared to 2004, losses incurred decreased primarily due to a decrease in the estimates regarding how many delinquencies will eventually result in a claim, when compared to 2004.

Information about the composition of the primary insurance default inventory at December 31, 2006, 2005 and 2004 appears in the table below.

	2006	2005	2004
Total loans delinquent	78,628	85,788	85,487
Percentage of loans delinquent (default rate)	6.13%	6.58%	6.05%
Flow loans delinquent	42,438	47,051	44,925
Percentage of flow loans delinquent (default rate)	4.08%	4.52%	3.99%
Bulk loans delinquent	36,190	38,737	40,562
Percentage of bulk loans delinquent (default rate)	14.87%	14.72%	14.06%
A-minus and subprime credit loans delinquent*	34,360	36,485	35,824
Percentage of A-minus and subprime credit loans delinquent (default rate)	18.94%	18.30%	16.49%

* A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel. A-minus loans have FICO credit scores of 575-619, as reported to MGIC at the time a commitment to insure is issued, and subprime loans have FICO credit scores of less than 575.

The average primary claim paid for 2006 was $28,228 compared to $26,361 in 2005 and $24,438 in 2004. We expect larger increases in the average primary claim paid in 2007 and beyond. These increases are expected to be driven by our higher average insured loan sizes as well as decreases in our ability to mitigate losses through the sale of properties in some geographical regions, as certain housing markets, like California and Florida, become less favorable.

The pool notice inventory decreased from 23,772 at December 31, 2005 to 20,458 at December 31, 2006; the pool notice inventory was 25,500 at December 31, 2004.

Information about net losses paid during the years ended December 31, 2006, 2005 and 2004 appears in the table below.

	2006	2005	2004
		(In millions)	
Net paid claims			
Flow	$ 273	$ 281	$ 273
Bulk	252	249	227
Other	86	82	77
	$ 611	$ 612	$ 577

We anticipate that net paid claims in 2007 will exceed their 2006 level.

As of December 31, 2006, 70% of our primary insurance in force was written subsequent to December 31, 2003. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. However, the pattern of claims frequency can be affected by many factors, including low persistency (which can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs) and deteriorating economic conditions (which can result in increasing claims following a period of declining claims). On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business.

Underwriting and other expenses

Underwriting and other expenses increased in 2006, compared to 2005, primarily due to additional expenses from Myers Internet, equity based compensation and expansion into international operations. The effect of these expense increases was partially offset by lower noninsurance expenses. We anticipate that expenses in 2007 will increase compared to 2006, due primarily to international expansion.

The decrease in underwriting and other expenses in 2005, compared to 2004, is primarily attributable to decreases in expenses related to contract underwriting activity.

Consolidated ratios

The table below presents our consolidated loss, expense and combined ratios for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Consolidated insurance operations:			
Loss ratio	51.7%	44.7%	52.7%
Expense ratio	17.0%	15.9%	14.6%
Combined ratio	68.7%	60.6%	67.3%

The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The increase in the loss ratio in 2006, compared to 2005, is due to an increase in losses incurred and a decrease in premiums earned compared to the prior year. The expense ratio (expressed as a percentage) is the ratio of underwriting expenses to net premiums written. The increase in the expense ratio in 2006, compared to 2005, is due to an increase in underwriting expenses and a decrease in premiums written compared to the prior year. The combined ratio is the sum of the loss ratio and the expense ratio.

The decrease in the loss ratio in 2005, compared to 2004, is due to a decrease in losses incurred compared to the prior year. The increase in the expense ratio in 2005, compared to 2004, is due to a decrease in premiums written compared to the prior year.

Income taxes

The effective tax rate was 24.8% in 2006, compared to 27.0% in 2005 and 26.9% in 2004. During those periods, the effective tax rate was below the statutory rate of 35%, reflecting the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt municipal bonds. Changes in the effective tax rate principally result from a higher or lower percentage of total income before tax being generated from tax-preferenced investments. The lower effective tax rate in 2006 resulted from a higher percentage of total income before tax being generated from tax-preferenced investments, which resulted from lower levels of underwriting income.

Joint ventures

Our equity in the earnings from the C-BASS and Sherman joint ventures with Radian and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on our consolidated statement of operations. The increase in income from joint ventures in 2006, compared to 2005, as well as the increase in 2005, compared to 2004, is primarily the result of increased equity earnings from each of Sherman and C-BASS.

C-BASS

Recent developments

Fieldstone: On February 15, 2007, C-BASS and Fieldstone Investment Corporation ("Fieldstone") entered into a merger agreement. Under the terms of the agreement, C-BASS will acquire all of the outstanding common stock of Fieldstone for approximately $259 million in cash. Completion of the transaction, which is currently expected to occur in the second quarter of 2007, is contingent on various closing conditions, including regulatory approvals and the approval of Fieldstone's stockholders. At the close of the transaction, Fieldstone will become a wholly owned subsidiary of C-BASS. At September 30, 2006, Fieldstone owned and managed a portfolio of over $5.7 billion of nonconforming mortgage loans originated primarily by a Fieldstone subsidiary. These mortgage loans are financed through securitizations that are structured as debt with the result that both the mortgage loans and the related debt appear on Fieldstone's balance sheet. The closing of the acquisition will not change this balance sheet treatment. At September 30, 2006, according to information filed by Fieldstone with the Securities and Exchange Commission, Fieldstone's assets were $6.4 billion; its liabilities were $6.0 billion; and its shareholders' equity was $424 million. At the closing, Fieldstone's assets and liabilities will be adjusted to reflect the purchase price, as required by GAAP.

The transaction supports C-BASS's fundamental business premise of using servicing provided through Litton to increase the returns on mortgage assets owned by C-BASS. The acquisition of Fieldstone will also provide C-BASS with mortgage origination capability.

Subprime Market: Significant dislocation occurred in the subprime mortgage market during February 2007. Spreads on noninvestment grade and nonrated subprime mortgage securities, which are the bulk of C-BASS's mortgage securities portfolio, increased dramatically through February 23, 2007, when our Management's Discussion and Analysis was finalized. Unless spreads return to their level at the end of January 2007, C-BASS will experience expense from negative mark-to-market revaluations of these assets. See "Overview – Business and General Environment – Income from Joint Ventures – C-BASS – Hedging gains and losses, net of mark-to-market and whole loan reserve changes." During February 2007 through February 23, C-BASS estimates this expense was approximately $30 million. C-BASS also believes it was profitable during the period January 1 through February 23, 2007. Prior to February 2007, we expected C-BASS's pretax income in 2007 to approximate its pretax income in 2006. Changes in spreads through February 23, 2007 have not led us to make any material revision to this expectation, although we now view there is more risk to the achievement of this forecast. We also believe C-BASS's results for the first quarter of 2007 will be materially below its results for the first quarter of 2006. As noted under "Forward-Looking Statements and Risk Factors – Our income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting those businesses – C-BASS," the substantial majority of C-BASS's on-balance sheet financing for its mortgage and securities portfolio is dependent on the value of the collateral that secures this debt. When spreads increase, additional cash (margin) must be provided to the lenders to offset the related decline in collateral value. C-BASS has maintained substantial cash resources against the risk of spreads increasing by amounts that are substantially greater than have been experienced in February 2007 through February 23, 2007.

Hence, we do not believe the spread increases experienced in February 2007 through February 23, 2007 have materially impaired C-BASS's liquidity. C-BASS also maintains substantial liquidity to cover additional margin that may be required when C-BASS's interest rate risk hedging instruments decline in value as a result of short-term interest rate declines. Such declines in the value of hedging instruments are reflected in C-BASS's operating results as unrealized losses.

Results of operations and financial condition

Summary C-BASS balance sheets and income statements at the dates and for the periods indicated appear below.

	December 31,	
	2006	2005
	(in millions)	
C-BASS Summary Balance Sheet:		
Assets		
Whole loans	$ 4,596	$ 4,638
Securities	2,422	2,054
Servicing	656	468
Other	1,127	534
Total assets	$ 8,801	$ 7,694
Total liabilities	$ 7,875	$ 6,931
Debt [1]	$ 6,140	$ 6,434
Owners' equity	$ 926	$ 763

[1] Most of which is scheduled to mature within one year or less.

Included in whole loans and total liabilities at December 31, 2006 were approximately $741 million of assets and $720 million of liabilities from third party securitizations that did not qualify for off-balance sheet treatment. The liabilities from these securitizations are not included in Debt in the table above. There were no such assets and liabilities at December 31, 2005.

	Years Ended December 31,		
	2006	2005	2004
		(In millions)	
C-BASS Summary Income Statement:			
Portfolio	$ 346.6	$ 295.9	$ 293.2
Servicing	366.5	293.2	166.1
Money management	33.6	35.8	19.8
Total revenues	746.7	624.9	479.1
Total expenses	456.2	384.3	271.0
Income before tax	$ 290.5	$ 240.6	$ 208.1
Company's share of pretax income	$ 133.7	$ 110.9	$ 97.9

See "Overview – Business and General Environment – Income from Joint Ventures – C-BASS" for a description of the components of the revenue lines.

The increased contribution for 2006, compared to 2005, was primarily due to increased net interest income and servicing revenue. Higher net interest income was the result of a higher average investment portfolio and higher earnings on trust deposits for securities serviced by Litton as well as the overall interest rate movement. The increased servicing revenue was due primarily to Litton's higher average servicing portfolio.

The increased contribution from C-BASS for 2005, compared to 2004, was primarily due to increased servicing revenue, net interest income and portfolio mark-to-market and hedging gains. The increased servicing revenue was due primarily to Litton's higher average servicing portfolio. Higher net interest income was the result of a higher average investment portfolio and higher earnings on trust deposits for securities serviced by Litton. The portfolio mark-to-market resulted from securities called by C-BASS and securities obtained by C-BASS through risk-sharing arrangements where C-BASS owned the securities at a discount. The realized gains from hedging reflected hedging on whole loans securitized.

Our investment in C-BASS on an equity basis at December 31, 2006 was $449.5 million. We received $46.9 million in distributions from C-BASS during 2006.

Sherman

Summary Sherman balance sheets and income statements at the dates and for the periods indicated appear below.

	December 31,	
	2006	2005
	(In millions)	
Sherman Summary Balance Sheet:		
Total assets	$ 1,204	$ 979
Total liabilities	923	743
Debt	761	597
Members' equity	281	236

	Years Ended December 31,		
	2006	2005	2004
		($ millions)	
Sherman Summary Income Statement:			
Revenues from receivable portfolios	$ 1,031.6	$ 855.5	$ 801.8
Portfolio amortization	373.0	292.8	343.4
Revenues, net of amortization	658.6	562.7	458.4
Credit card interest income and fees	357.3	196.7	–
Other revenue	35.6	71.1	59.5
Total revenues	1,051.5	830.5	517.9
Total expenses	702.0	541.3	317.3
Income before tax	$ 349.5	$ 289.2	$ 200.6
Company's share of pretax income	$ 121.9	$ 110.3	$ 83.3

The increased contribution from Sherman in 2006, compared to 2005, was primarily due to increased credit card income and fees generated by Credit One Bank ("Credit One"). The increase in expenses from 2005 to 2006 was also related to Credit One. The increased contribution from Sherman in 2005, compared to 2004, was primarily due to increased revenue, net of amortization, from delinquent receivable portfolios owned during the comparison periods attributable to continuing collections and lower amortization and from higher collections due to growth in the amount of delinquent receivable portfolios owned by Sherman in sequential periods. The increase in revenue for 2005 was also due to credit card income and fees generated by Credit One, which was acquired by Sherman in March 2005; the increase in expenses in 2005 was also related to Credit One.

Our investment in Sherman on an equity basis at December 31, 2006 was $163.8 million. We received $103.7 million of distributions from Sherman in 2006. In January 2007 we received a $51.5 million distribution from Sherman.

In June 2005, MGIC, Radian (MGIC and Radian are collectively referred to as the "Corporate Partners") and entities (the "Management Entities") owned by the senior management ("Senior Management") of Sherman entered into a Securities Purchase Agreement and a Call Option Agreement. Under the Securities Purchase Agreement, each of MGIC and Radian agreed to sell to one of the Management Entities 6.92% of the 41.5% interest in Sherman owned by each (a total of 13.84% for both MGIC and Radian) for approximately $15.7 million, which is $1.0 million in excess of the approximate book value of the interest at April 30, 2005. Upon completion of the sale in August 2005, Senior Management of Sherman owned an interest in Sherman of 30.84% and each of MGIC and Radian owned interests of 34.58%. Under the Call Option Agreement, one of the Management Entities granted separate options (each an "Original Option") to each Corporate Partner to purchase a 6.92% interest in Sherman (a total of 13.84% under both Original Options). In connection with these transactions, the payout under Sherman's annual incentive plan (which is based on a percentage of Sherman's prebonus results) was reduced effective May 1, 2005.

Effective July 1, 2006, 94% of the original interests in Sherman were recapitalized into Class A Common Units and the remaining 6% were recapitalized into a combination of Preferred Units and Class B Common Units. In September 2006, in connection with this restructuring, the Corporate Partners and one of the Management Entities entered into an Amended and Restated Call Option Agreement under which the Original Options were restructured into new options (the "Restructured Options"). Under each Restructured Option, the portion of the corresponding Original Option that covered 3% of the original interests in Sherman was changed to cover Preferred Units (half of the Preferred Units issued in the recapitalization). The remainder of each Original Option was changed to cover Class A Units issued in the recapitalization (3.92% of the original interests, which represent 4.17% of the Class A Units issued in the recapitalization).

In September 2006, both Corporate Partners exercised their Restructured Options, which were effective back to July 1, 2006. As a result of the exercise of the Restructured Options, both Corporate Partners own 40.96% of the Class A Common Units and 50% of the Preferred Units. The Management Entities own the remainder of the Class A Common Units and all of the Class B Common Units.

Also, upon exercise of the option, the purchase price paid in excess of the book value, $61.5 million, was allocated to Sherman's assets on our financial records, up to the fair market value of those assets. The fair valued assets will be amortized over their assumed lives, resulting in additional amortization expense for us above Sherman's actual amortization expense. The "Company's share of pretax income" line item in the table above includes $12.0 million of this additional amortization expense for the year ended December 31, 2006. The difference between the purchase price paid and the fair value of the identifiable assets, approximately $4.3 million, is recorded in our financial records as goodwill and will be periodically tested for impairment.

Other Matters

Under the Office of Federal Housing Enterprise Oversight's ("OFHEO") risk-based capital stress test for the GSEs, claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is 'AAA' are subject to a 3.5% reduction over the 10-year period of the stress test, while claim payments from a 'AA' rated insurer, such as MGIC, are subject to an 8.75% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than 'AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a 'AAA' rated insurer.

Financial Condition

We had $300 million, 5.375% Senior Notes due in November 2015, $200 million, 6% Senior Notes due in March 2007 and $200 million, 5.625% Senior Notes due in 2011 outstanding at December 31, 2006. We issued the Notes due in 2011 in the third quarter of 2006 to obtain funds to repay the Notes due in March 2007. At December 31, 2005 we had $300 million 5.375% Senior Notes due in November 2015 and $200 million, 6% Senior Notes due in March 2007 outstanding. At December 31, 2006 and 2005, the market value of the outstanding debt (which also includes commercial paper) was $783.2 million and $687.9 million, respectively.

See "Results of Operations – Joint ventures" above for information about the financial condition of C-BASS and Sherman.

As of December 31, 2006, 82% of our investment portfolio was invested in tax-preferenced securities. In addition, at December 31, 2006, based on book value, approximately 97% of our fixed-income securities were invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years.

At December 31, 2006, our derivative financial instruments in our investment portfolio were immaterial. We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2006, the effective duration of our fixed-income investment portfolio was 4.6 years. This means that for an instantaneous parallel shift in the yield curve of 100 basis points there would be an approximate 4.6% change in the market value of our fixed-income portfolio.

Liquidity and Capital Resources

Our consolidated sources of funds consist primarily of premiums written and investment income. Positive cash flows are invested pending future payments of claims and other expenses. Management believes that future cash inflows from premiums will be sufficient to meet future claim payments. Cash flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by other than the seller. Substantially all of the investment portfolio securities are held by our insurance subsidiaries.

We have a $300 million commercial paper program, which is rated "A-1" by S&P and "P-1" by Moody's. At December 31, 2006 and 2005, we had $84.1 million and $187.8 million in commercial paper outstanding with a weighted average interest rate of 5.35% and 4.39%, respectively.

We have a $300 million, five-year revolving credit facility expiring in 2010 which will continue to be used as a liquidity back-up facility for the outstanding commercial paper. Under the terms of the credit facility, we must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2006, these requirements were met. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $215.9 million and $112.2 million at December 31, 2006 and 2005, respectively.

During the first quarter of 2006, an outstanding interest rate swap contract was terminated. This swap was placed into service to coincide with the committed credit facility used as a backup for the commercial paper program. Under the terms of the swap contract, we paid a fixed-rate of 5.07% and received a variable interest rate based on LIBOR. The swap had an expiration date coinciding with the maturity of the credit facility and was designated as a cash flow hedge. At December 31, 2006 we had no interest rate swaps outstanding.

(Income) expense on the interest rate swaps in 2006, 2005 and 2004 of approximately ($0.1) million, $0.8 million and $3.3 million, respectively, was included in interest expense. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items.

The commercial paper, back-up credit facility and the Senior Notes are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In February 2007, MGIC paid a quarterly dividend of $55 million. As a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. For additional information about our financial condition, results of operations and cash flows on a parent company basis, and MGIC, on a consolidated basis, see Note 15 to our consolidated financial statements.

During 2006, we repurchased 6.1 million shares of Common Stock under publicly announced programs at a cost of $385.6 million. At December 31, 2006, we had Board approval to purchase an additional 4.7 million shares under these programs. From mid-1997 through December 31, 2006, we repurchased 41.6 million shares under publicly announced programs at a cost of $2.3 billion. Funds for the shares repurchased by us since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2006, MGIC's direct (before any reinsurance) primary and pool risk in force (which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit) was approximately $54.1 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2006, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, the decreasing trend of home mortgage interest rates over the last several years may have mitigated the effect of some of these costs since the general effect of lower interest rates can be to increase the value of certain loans on which remedies are provided. There can be no assurance that contract underwriting remedies will not be material in the future.

Our consolidated risk-to-capital ratio was 7.5:1 at December 31, 2006 compared to 7.4:1 at December 31, 2005.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its historical and projected operating performance, business outlook, competitive position, management and corporate strategy.

For certain material risks of our business, see "Forward-Looking Statements and Risk Factors" below.

Contractual Obligations

At December 31, 2006, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

	Payments Due by Period				
Contractual Obligations ($ millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	$ 899	$ 230	$ 55	$ 252	$ 362
Operating lease obligations	12	6	5	1	–
Purchase obligations	1	1	–	–	–
Other long-term liabilities	1,126	653	405	68	–
Total	$ 2,038	$ 890	$ 465	$ 321	$ 362

Our long-term debt obligations include our $300 million, 5.375% Senior Notes due in November 2015, $200 million, 6% Senior Notes due in March 2007 and $200 million, 5.625% Senior Notes due in 2011 (which were issued to refinance the Senior Notes due in 2007), including related interest, as discussed in "Note 5. Short- and long-term debt" to our consolidated financial statements and under "Liquidity and Capital Resources" above. Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 12 to our consolidated financial statements. Our purchase obligations included obligations to purchase computer software and home office furniture and equipment.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The future loss payment periods are estimated based on historical experience.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Consistent with industry practices, we do not establish loss reserves for future claims on insured loans which are not currently in default.

Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2006 and 2005, we have established IBNR reserves in the amount of $110 million and $112 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claims rates and claims amounts represent what management believes best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on management's review of recent trends in the default inventory. Management reviews recent trends in the rate at which defaults resulted in a claim (i.e., claims rate), the amount of the claim (i.e., severity), the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Management's estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which such changes occur. Typically, actual claim results often lag changes in economic conditions at least nine to twelve months.

In considering the potential sensitivity of the factors underlying management's best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor could change the reserve amount by approximately $55 million. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses incurred related to prior years [1]	Reserve at end of prior year
2006	$ 90,079	$ 1,124,454
2005	126,167	1,185,594
2004	13,451	1,061,788
2003	(113,797)	733,181
2002	74,252	613,664

[1] A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. Changes to our estimates could result in material changes to our operations, even in a stable economic environment. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made.

Revenue recognition

When the policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is nonrefundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of the noninsurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). DAC arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of DAC.

Because our insurance premiums are earned over time, changes in persistency result in DAC being amortized against revenue over a comparable period of time. At December 31, 2006, the persistency rate of our primary mortgage insurance was 69.6%, compared to 61.3% at December 31, 2005. This change did not significantly affect the amortization of DAC for the period ended December 31, 2006. A 10% change in persistency would not have a material effect on net income in the subsequent year.

Forward-Looking Statements and Risk Factors

Our revenues and losses could be affected by the risk factors discussed below that are applicable to us, and our income from joint ventures could be affected by the risk factors discussed below that are applicable to C-BASS and Sherman. These risk factors are an integral part of Management's Discussion and Analysis.

These factors may also cause actual results to differ materially from the results contemplated by forward-looking statements that we may make. Forward-looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as we "believe," "anticipate" or "expect," or words of similar import, are forward-looking statements. We are not undertaking any obligation to update any forward-looking statements we may make even though these statements may be affected by events or circumstances occurring after the forward-looking statements were made.

Deterioration in home prices in the segment of the market we serve, a downturn in the domestic economy or changes in our mix of business may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards or other factors.

The mix of business we write also affects the likelihood of losses occurring. In recent years, the percentage of our volume written on a flow basis that includes segments we view as having a higher probability of claim has continued to increase. These segments include loans with LTV ratios over 95% (including loans with 100% LTV ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors.

Approximately 8% of our primary risk in force written through the flow channel, and 65% of our primary risk in force written through the bulk channel, consists of adjustable-rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). (We classify as fixed-rate loans adjustable-rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing.) We believe that during a prolonged period of rising interest rates, claims on ARMs would be substantially higher than for fixed-rate loans, although the performance of ARMs has not been tested in such an environment. Moreover, even if interest rates remain unchanged, claims on ARMs with a "teaser rate" (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of "interest-only" loans (which may also be ARMs) and loans with negative amortization features, such as pay-option ARMs, increased in 2005 and 2006. Because interest-only loans and pay-option ARMs are a relatively recent development, we have no data on their historical performance. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ("LTV") ratio and a second mortgage with a 10%, 15% or 20% LTV ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% LTV ratio that has private mortgage insurance,
- lenders and other investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and
- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, we believe that piggyback loans are a significant percentage of mortgage originations in which borrowers make down payments of less than 20% and that their use is primarily by borrowers with higher credit scores. During the fourth quarter of 2004, we introduced on a national basis a program designed to recapture business lost to these mortgage insurance avoidance products. This program accounted for 9.1% and 6.5% of flow new insurance written in 2006 and 2005, respectively.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under "The mortgage insurance industry is subject to risk from private litigation and regulatory proceedings" below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company,
- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- Republic Mortgage Insurance Company,
- Triad Guaranty Insurance Corporation, and
- CMG Mortgage Insurance Company.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2006 persistency was at 69.6%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, we do not expect persistency will approach its December 31, 1990 level.

If the volume of low-down-payment home mortgage originations declines, the amount of insurance that we write could decline which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

- the level of home mortgage interest rates,

- the health of the domestic economy as well as conditions in regional and local economies,

- housing affordability,

- population trends, including the rate of household formation,

- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTV ratios that require private mortgage insurance, and

- government housing policy encouraging loans to first-time homebuyers.

In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.

If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer's overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.

Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer's overall results from such a lower contribution may be offset by decreases in the mortgage insurer's expenses that are unrelated to claim or default activity, including those related to lower volume.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

The business practices of the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), each of which is a government-sponsored entity ("GSE"), affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low-down-payment mortgages,
- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a "AAA" claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,
- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

The mortgage insurance industry is subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the antireferral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December

2004 following denial of class certification in June 2004. In December 2006, class action litigation was separately brought against three large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us. In 2005, the United States Court of Appeals for the Ninth Circuit decided a case under FCRA to which we were not a party that may make it more likely that we will be subject to litigation regarding when notices to borrowers are required by FCRA. The Supreme Court of the United States is reviewing this case, with a decision expected by the second quarter of 2007.

In June 2005, in response to a letter from the New York Insurance Department (the "NYID"), we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MDC"), which regulates insurance, we provided the MDC with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MDC. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The antireferral fee provisions of RESPA provide that the Department of Housing and Urban Development ("HUD") as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

HUD regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these antireferral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer's payment of referral fees, had this regulation been adopted in this form, our revenues could have been adversely affected to the extent that lenders offered such packages and received value from us in excess of what they could have received were the antireferral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (BCBS) developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the BCBS issued an update to Basel I (as revised in November 2005, Basel II). Basel II, which is scheduled to become effective in the United States and many other countries in 2008, affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

Our international operations subject us to numerous risks.

We have committed significant resources to begin international operations, initially in Australia, where we expect to start to write business in the second quarter of 2007. We plan to expand our international activities to other countries. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities, including:

- risks of war and civil disturbances or other events that may limit or disrupt markets;
- dependence on regulatory and third-party approvals;
- changes in rating or outlooks assigned to our foreign subsidiaries by rating agencies;
- challenges in attracting and retaining key foreign-based employees, customers and business partners in international markets;
- foreign governments' monetary policies and regulatory requirements;
- economic downturns in targeted foreign mortgage origination markets;
- interest-rate volatility in a variety of countries;
- the burdens of complying with a wide variety of foreign regulations and laws, some of which may be materially different than the regulatory and statutory requirements we face in our domestic business, and which may change unexpectedly;
- potentially adverse tax consequences;
- restrictions on the repatriation of earnings;
- foreign currency exchange rate fluctuations; and
- the need to develop and market products appropriate to the various foreign markets.

Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations.

Our proposed merger with Radian could adversely affect us.

On February 6, 2007, we entered into a definitive agreement under which Radian, one of our mortgage insurance competitors, would merge into us. We expect the merger to occur in the fourth quarter of 2007. Completion of the merger is subject to various conditions, including the approval by our and Radian's stockholders, as well as regulatory approvals. There is no assurance that the merger will be approved, and there is no assurance that the other conditions to the completion of the combination will be satisfied. If the merger is not completed, we will be subject to risks such as the following:

- because the current price of our common stock may reflect a market assumption that we will complete the merger, a failure to complete the combination could result in a negative perception of us and a decline in the price of our common stock;

- we will have certain costs relating to the merger that will increase our expenses;
- the merger may distract us from day-to-day operations and require substantial commitments of time and resources by our personnel, which they otherwise could have devoted to other opportunities that could have been beneficial to us; and
- we expect some lenders will reallocate mortgage insurance business to competitors of MGIC and Radian as a result of the merger.

In addition, if the merger is completed, we may not be able to efficiently integrate Radian's businesses with ours or we may incur substantial costs and delays in integrating Radian's businesses with ours. Radian's business includes financial guaranty insurance, a business in which we have not previously engaged and which has characteristics that are different from mortgage guaranty insurance.

Certain rating agencies rate the financial strength rating of Radian's mortgage insurance operations Aa3 (or its equivalent). We expect that upon completion of the merger these rating agencies will downgrade our financial strength rating so that it is the same as Radian's. We do not expect such a downgrade to affect our business. However, our ability to continue to write new mortgage insurance business depends on our maintaining a financial strength rating of at least Aa3 (or its equivalent). Therefore, any further downgrade would have a material adverse affect on us.

Our income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting those businesses.

C-BASS: Credit-Based Asset Servicing and Securitization LLC ("C-BASS") is principally engaged in the business of investing in the credit risk of credit sensitive single-family residential mortgages. C-BASS is particularly exposed to funding risk and to credit risk through ownership of the higher risk classes of mortgage-backed securities from its own securitizations and those of other issuers. In addition, C-BASS's results are sensitive to its ability to purchase mortgage loans and securities on terms that it projects will meet its return targets. C-BASS's mortgage purchases in 2005 and 2006 have primarily been of subprime mortgages, which bear a higher risk of default. Further, a higher proportion of subprime mortgage originations in 2005 and in 2006, as compared to 2004, were interest-only loans, which C-BASS views as having greater credit risk. C-BASS has not purchased any pay-option ARMs, which are another type of higher risk mortgage. Credit losses are affected by housing prices. A higher house price at default than at loan origination generally mitigates credit losses while a lower house price at default generally increases losses. Over the last several years, in certain regions home prices have experienced rates of increase greater than historical norms and greater than growth in median incomes. During the period 2003 to the third quarter of 2006, according to the Office of Federal Housing Oversight, home prices nationally increased 36%. Since the third quarter of 2006, according to published reports, home prices have declined in certain areas and have experienced lower rates of appreciation in others.

With respect to liquidity, the substantial majority of C-BASS's on-balance sheet financing for its mortgage and securities portfolio is dependent on the value of the collateral that secures this debt. C-BASS maintains substantial liquidity to cover margin calls in the event of substantial declines in the value of its mortgages and securities. While C-BASS's policies governing the management of capital at risk are intended to provide sufficient liquidity to cover an instantaneous and substantial decline in value, such policies cannot guaranty that all liquidity required will in fact be available. Further, at December 31, 2006, approximately 68% of C-BASS's financing has a term of less than one year, and is subject to renewal risk.

At the end of each financial statement period, the carrying values of C-BASS's mortgage securities are adjusted to fair value as estimated by C-BASS's management. Increases in credit spreads between periods will generally result in declines in fair value that are reflected in C-BASS's results of operations as unrealized losses. The interest expense on C-BASS's borrowings is primarily tied to short-term rates such as LIBOR. In a period of rising interest rates, the interest expense could increase in different amounts and at different rates and times than the interest that C-BASS earns on the related assets, which could negatively impact C-BASS's earnings.

Since 2005, there has been an increasing amount of competition to purchase subprime mortgages, from mortgage originators that formed real estate investment trusts and from firms, such as investment banks and commercial banks, that in the past acted as mortgage securities intermediaries but which are now establishing their own captive origination capacity. Many of these competitors are larger and have a lower cost of capital.

Sherman: The results of Sherman Financial Group LLC ("Sherman"), which is principally engaged in the business of purchasing and servicing delinquent consumer assets, are sensitive to its ability to purchase receivable portfolios on terms that it projects will meet its return targets. While the volume of charged-off consumer receivables and the portion of these receivables that have been sold to third parties such as Sherman has grown in recent years, there is an increasing amount of competition to purchase such portfolios, including from new entrants to the industry, which has resulted in increases in the prices at which portfolios can be purchased.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited our financial statements included in this Annual Report, has audited and issued an attestation report on management's assessment of our internal control over financial reporting. Their report is included on the next page of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MGIC Investment Corporation

We have completed integrated audits of MGIC Investment Corporation and Subsidiaries' consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 27, 2007

Consolidated Statements of Operations

	2006	2005	2004
	(In thousands of dollars, except per share data)		
REVENUES:			
Premiums written:			
Direct	**$ 1,357,107**	$ 1,380,998	$ 1,420,643
Assumed	**2,052**	1,075	307
Ceded (note 7)	**(141,923)**	(129,763)	(115,533)
Net premiums written	**1,217,236**	1,252,310	1,305,417
(Increase) decrease in unearned premiums	**(29,827)**	(13,618)	24,011
Net premiums earned (note 7)	**1,187,409**	1,238,692	1,329,428
Investment income, net of expenses (note 4)	**240,621**	228,854	215,053
Realized investment (losses) gains, net (note 4)	**(4,264)**	14,857	17,242
Other revenue	**45,403**	44,127	50,970
Total revenues	**1,469,169**	1,526,530	1,612,693
LOSSES AND EXPENSES:			
Losses incurred, net (notes 6 and 7)	**613,635**	553,530	700,999
Underwriting and other expenses	**290,858**	275,416	278,786
Interest expense	**39,348**	41,091	41,131
Total losses and expenses	**943,841**	870,037	1,020,916
Income before tax and joint ventures (note 8)	**525,328**	656,493	591,777
Provision for income tax (note 10)	**130,097**	176,932	159,348
Income from joint ventures, net of tax	**169,508**	147,312	120,757
Net income	**$ 564,739**	$ 626,873	$ 553,186
Earnings per share (note 11):			
Basic	**$ 6.70**	$ 6.83	$ 5.67
Diluted	**$ 6.65**	$ 6.78	$ 5.63

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	2006	2005
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities		
(amortized cost, 2006 – $5,121,074; 2005 – $5,173,091)	$ **5,249,854**	$ 5,292,942
Equity securities (cost, 2006 – $2,594; 2005 – $2,504)	**2,568**	2,488
Total investment portfolio	**5,252,422**	5,295,430
Cash and cash equivalents	**293,738**	195,256
Accrued investment income	**64,646**	66,369
Reinsurance recoverable on loss reserves (note 7)	**13,417**	14,787
Prepaid reinsurance premiums (note 7)	**9,620**	9,608
Premiums receivable	**88,071**	91,547
Home office and equipment, net	**32,603**	32,666
Deferred insurance policy acquisition costs	**12,769**	18,416
Investments in joint ventures (note 8)	**655,884**	481,778
Other assets	**198,501**	151,712
Total assets	$ **6,621,671**	$ 6,357,569
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 6 and 7)	$ **1,125,715**	$ 1,124,454
Unearned premiums (note 7)	**189,661**	159,823
Short- and long-term debt (note 5)	**781,277**	685,163
Income taxes payable	**34,480**	62,006
Other liabilities	**194,661**	161,068
Total liabilities	**2,325,794**	2,192,514
Contingencies (note 13)		
Shareholders' equity (note 11):		
Common stock, $1 par value, shares authorized 300,000,000; shares issued 2006 – 123,028,976; 2005 – 122,549,285 outstanding 2006 – 82,799,919; 2005 – 88,046,430	**123,029**	122,549
Paid-in capital	**310,394**	280,052
Treasury stock (shares at cost 2006 – 40,229,057; 2005 – 34,502,855)	**(2,201,966)**	(1,834,434)
Accumulated other comprehensive income, net of tax (note 2)	**65,789**	77,499
Retained earnings (note 11)	**5,998,631**	5,519,389
Total shareholders' equity	**4,295,877**	4,165,055
Total liabilities and shareholders' equity	$ **6,621,671**	$ 6,357,569

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common stock	Paid-in capital	Treasury stock	Accumulated other comprehensive income (note 2)	Retained earnings	Comprehensive income
	(In thousands of dollars)					
Balance, December 31, 2003	$ 121,587	$ 239,485	$ (1,115,969)	$ 140,651	$ 4,411,148	
Net income	–	–	–	–	553,186	$ 553,186
Change in unrealized investment gains and losses, net	–	–	–	(22,228)	–	(22,228)
Unrealized gain (loss) on derivatives, net	–	–	–	3,849	–	3,849
Dividends declared	–	–	–	–	(22,032)	
Common stock shares issued	737	35,618	–	–	–	
Repurchase of outstanding common shares	–	–	(205,014)	–	–	
Reissuance of treasury stock	–	9,483	7,510	–	–	
Equity compensation	–	(14,136)	–	–	–	
Other	–	–	–	1,111	(1,347)	1,111
Comprehensive income	–	–	–	–	–	$ 535,918
Balance, December 31, 2004	$ 122,324	$ 270,450	$ (1,313,473)	$ 123,383	$ 4,940,955	
Net income	–	–	–	–	626,873	$ 626,873
Change in unrealized investment gains and losses, net	–	–	–	(48,119)	–	(48,119)
Unrealized gain (loss) on derivatives, net	–	–	–	1,140	–	1,140
Dividends declared	–	–	–	–	(48,439)	
Common stock shares issued	225	11,288	–	–	–	
Repurchase of outstanding common shares	–	–	(533,844)	–	–	
Reissuance of treasury stock	–	(19,038)	12,883	–	–	
Equity compensation	–	17,352	–	–	–	
Other	–	–	–	1,095	–	1,095
Comprehensive income	–	–	–	–	–	$ 580,989
Balance, December 31, 2005	$ 122,549	$ 280,052	$ (1,834,434)	$ 77,499	$ 5,519,389	
Net income	–	–	–	–	564,739	$ 564,739
Change in unrealized investment gains and losses, net (note 4)	–	–	–	5,796	–	5,796
Unrealized gain (loss) on derivatives, net (note 5)	–	–	–	777	–	777
Dividends declared	–	–	–	–	(85,497)	
Common stock shares issued	480	24,386	–	–	–	
Repurchase of outstanding common shares	–	–	(385,629)	–	–	
Reissuance of treasury stock	–	(25,074)	18,097	–	–	
Equity compensation (note 11)	–	31,030	–	–	–	
Defined benefit plan adjustments, net (note 9)	–	–	–	(17,786)	–	
Other	–	–	–	(497)	–	(497)
Comprehensive income	–	–	–	–	–	$ 570,815
Balance, December 31, 2006	$ 123,029	$ 310,394	$ (2,201,966)	$ 65,789	$ 5,998,631	

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	2006	2005	2004
		(In thousands of dollars)	
Cash flows from operating activities:			
Net income	$ 564,739	$ 626,873	$ 553,186
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	14,202	20,344	26,020
Capitalized deferred insurance policy acquisition costs	(8,555)	(11,046)	(21,121)
Depreciation and other amortization	22,317	18,977	21,631
Decrease (increase) in accrued investment income	1,723	886	(7,667)
Decrease in reinsurance recoverable on loss reserves	1,370	2,515	772
(Increase) decrease in prepaid reinsurance premiums	(12)	(2,772)	692
Decrease in premium receivable	3,476	3,849	26,894
Increase (decrease) in loss reserves	1,261	(61,140)	123,806
Increase (decrease) in unearned premiums	29,838	16,390	(24,704)
Equity in earnings of joint ventures	(249,473)	(215,965)	(176,499)
Distributions from joint ventures	150,549	144,161	82,300
Other	(33,757)	(34,718)	(46,150)
Net cash provided by operating activities	497,678	508,354	559,160
Cash flows from investing activities:			
Purchase of fixed maturities	(1,841,293)	(1,592,615)	(1,782,395)
Purchase of equity securities:	(90)	(2,802)	–
Investments in joint ventures	(75,948)	(12,928)	(12,137)
Sale of investment in joint ventures	–	15,652	–
Proceeds from sale of equity securities	–	10,167	8,244
Proceeds from sale of fixed maturities	1,563,889	1,355,912	1,102,533
Proceeds from maturity of fixed maturities	311,604	283,256	286,946
Net cash (used in) provided by investing activities	(41,838)	56,642	(396,809)
Cash flows from financing activities:			
Dividends paid to shareholders	(85,495)	(48,439)	(22,032)
Proceeds from issuance of long-term debt	199,958	297,732	–
Repayment of long-term debt	–	(300,000)	–
(Repayment of) net proceeds from short-term debt	(110,908)	42,833	37,804
Proceeds from reissuance of treasury stock	1,677	1,234	2,633
Payments for repurchase of common stock	(385,629)	(533,844)	(205,014)
Common stock shares issued	18,100	4,276	29,380
Excess tax benefits from share-based payment arrangements	4,939	–	–
Net cash used in financing activities	(357,358)	(536,208)	(157,229)
Net increase in cash and cash equivalents	98,482	28,788	5,122
Cash and cash equivalents at beginning of year	195,256	166,468	161,346
Cash and cash equivalents at end of year	$ 293,738	$ 195,256	$ 166,468

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. *Nature of business*

MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States and to government-sponsored entities ("GSEs") to protect against loss from defaults on low-down-payment residential mortgage loans. Through certain other noninsurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention.

At December 31, 2006, the Company's direct primary insurance in force (representing the principal balance in the Company's records of all mortgage loans that it insures) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage) was approximately $176.5 billion and $47.1 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2006 was approximately $3.1 billion.

2. *Basis of presentation and summary of significant accounting policies*

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 46% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 40.96% of the Class A Common Units and 50% of the Preferred Units of Sherman Financial Group LLC ("Sherman"), which are joint ventures with Radian Group Inc. ("Radian"), are accounted for using the equity method of accounting and recorded on the balance sheet as investments in joint ventures. The Company reviews its investments in joint ventures for evidence of "other than temporary" impairments, such as an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. There were no "other than temporary" impairment charges for the years ending December 31, 2006, 2005 and 2004. The Company has certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, of an immaterial amount. The Company's equity in the earnings of joint ventures is shown separately, net of tax, on the statement of operations. (See note 8.)

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

The Company completes a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary." Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectibility of previously accrued income is made. Factors used in determining investments whose value decline may be considered "other than temporary" include the following:

- Investments with a market value less than 80% of amortized costs
- For fixed-income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention of management to hold fixed-income securities to maturity

There were no "other than temporary" asset impairment charges for the years ending December 31, 2006 and 2005. In 2004, a charge of $1.3 million was recognized as an "other than temporary" asset impairment.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $47.6 million, $42.8 million and $43.5 million at December 31, 2006, 2005 and 2004, respectively. Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $4.4 million, $4.6 million and $5.0 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). Because Statement of Financial Accounting Standards ("SFAS") No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits over the estimated life of the policies using the guidance of SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development.

During 2006, 2005 and 2004, the Company amortized $14.2 million, $20.3 million and $26.0 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received by the Company. Reserves are also established for estimated losses incurred on notices of default not yet reported to the Company. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 6.)

Revenue recognition

The Company's insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is nonrefundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs.

Fee income of the Company's noninsurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income taxes

The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or nonpurchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves, which are recorded for regulatory purposes. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government noninterest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. The Company accounts for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company recognizes these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded as they are due. The cost to the Company was not significant in 2006, 2005 and 2004. (See note 9.)

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Prepaid reinsurance premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

Earnings per share

The Company's basic and diluted earnings per share

("EPS") have been calculated in accordance with SFAS No. 128, Earnings Per Share. The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding plus common stock equivalents which would include stock awards and stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

	Years Ended December 31,		
	2006	2005	2004
	(Shares in thousands)		
Weighted-average shares – Basic	84,332	91,787	97,549
Common stock equivalents	618	656	696
Weighted-average shares – Diluted	84,950	92,443	98,245

For the years ended December 31, 2006, 2005 and 2004, 1.3 million, 1.3 million and 0.6 million shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been antidilutive. For the years ended December 31, 2006, 2005 and 2004, 0.4 million, 0.4 million and 0.3 million shares, respectively, of performance stock awards have been excluded from the calculation of diluted earnings per share because the number of shares ultimately issued is contingent on performance measures established for a specific performance period.

Comprehensive income

The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
Net income	$ 564,739	$ 626,873	$ 553,186
Other comprehensive income (loss)	6,076	(45,884)	(17,268)
Total comprehensive income	$ 570,815	$ 580,989	$ 535,918
Other comprehensive income (loss) (net of tax):			
Change in unrealized net derivative gains and losses	$ 777	$ 464	$ 2,812
Amortization of deferred losses on derivatives	–	676	1,037
Change in unrealized gains and losses on investments	5,796	(48,119)	(22,228)
Other	(497)	1,095	1,111
Other comprehensive income (loss)	$ 6,076	$ (45,884)	$ (17,268)

At December 31, 2006, accumulated other comprehensive income of $65.8 million included $83.7 million of net unrealized gains on investments, ($17.8) million relating to defined benefit plans and ($0.1) million relating to the accumulated other comprehensive loss of the Company's joint venture investment. At December 31, 2005, accumulated other comprehensive income of $77.5 million included $77.9 million of net unrealized gains on investments, ($0.8) million relating to derivative financial instruments and $0.4 million relating to the accumulated other comprehensive income of the Company's joint venture investment. (See notes 4, 5 and 9.)

Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 permits an entity to measure at fair value certain financial instruments that contain an embedded derivative that otherwise would require bifurcation, and requires bifurcation of certain hybrid instruments. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the provisions of SFAS 155 and believes that adoption will not have a material effect on its financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. The Interpretation applies to all tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." When evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The Interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. This Interpretation is effective for the first fiscal year beginning after December 15, 2006. The interpretation will be adopted by the Company beginning January 1, 2007. As a result of the adoption, the Company expects a decrease of approximately $85 million in the liability for unrecognized tax benefits, which will be accounted for as an increase to the January 1, 2007 balance of retained earnings.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." This statement provides enhanced guidance for using fair value to measure assets and liabilities. This statement also provides expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This statement applies whenever other standards require or permit assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of this statement and the impact, if any, this statement will have on the Company's results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106 and 132R. The statement requires, among other things, an employer to recognize in its balance sheet an asset for a plan's overfunded status or a liability for a plan's underfunded status and to measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year beginning for fiscal years ending after December 15, 2008. Calendar year-end companies with publicly traded equity securities are required to adopt the recognition and disclosure provisions as of December 31, 2006 on a prospective basis. This statement was adopted by the Company for the year ended December 31, 2006, and resulted in a net of tax reduction to accumulated other comprehensive income of $17.8 million. (See note 9.)

Cash and cash equivalents

The Company considers cash equivalents to be money market funds and investments with original maturities of three months or less.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2005 and 2004 amounts to allow for consistent financial reporting.

3. Related party transactions

The Company provided certain services to C-BASS and Sherman in 2006, 2005 and 2004 in exchange for fees. In addition, C-BASS provided certain services to the Company during 2006, 2005 and 2004 in exchange for fees. The net impact of these transactions was not material to the Company.

4. *Investments*

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2006 and 2005 are shown below. Debt securities consist of fixed maturities and short-term investments.

December 31, 2006:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 86,541	$ 1,245	$ (1,554)	$ 86,232
Obligations of U.S. states and political subdivisions	4,418,298	139,472	(8,766)	4,549,004
Corporate debt securities	475,809	1,702	(419)	477,092
Mortgage-backed securities	138,326	130	(3,030)	135,426
Debt securities issued by foreign sovereign governments	2,100	–	–	2,100
Total debt securities	5,121,074	142,549	(13,769)	5,249,854
Equity securities	2,594	–	(26)	2,568
Total investment portfolio	$ 5,123,668	$ 142,549	$ (13,795)	$ 5,252,422

December 31, 2005:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 336,658	$ 2,116	$ (2,414)	$ 336,360
Obligations of U.S. states and political subdivisions	4,630,856	133,391	(12,456)	4,751,791
Corporate debt securities	57,687	1,749	(517)	58,919
Mortgage-backed securities	145,790	235	(2,253)	143,772
Debt securities issued by foreign sovereign governments	2,100	–	–	2,100
Total debt securities	5,173,091	137,491	(17,640)	5,292,942
Equity securities	2,504	–	(16)	2,488
Total investment portfolio	$ 5,175,595	$ 137,491	$ (17,656)	$ 5,295,430

The amortized cost and fair values of debt securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 180,214	$ 180,250
Due after one year through five years	1,112,261	1,120,098
Due after five years through ten years	1,042,597	1,070,259
Due after ten years	2,647,681	2,743,821
	4,982,753	5,114,428
Mortgage-backed securities	138,321	135,426
Total at December 31, 2006	$ 5,121,074	$ 5,249,854

At December 31, 2006 and 2005, fixed-maturity investments had gross unrealized losses of $13.8 million and $17.7 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

December 31, 2006	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands of dollars)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 12,630	$ 116	$ 49,264	$ 1,438	$ 61,894	$ 1,544
Obligations of U.S. states and political subdivisions	464,902	2,107	422,643	6,659	887,545	8,766
Corporate debt securities	164,433	174	19,418	245	183,851	419
Mortgage-backed securities	–	–	113,414	3,030	113,414	3,030
Equity securities	1,123	16	1,123	10	2,246	26
Total investment portfolio	$ 643,088	$ 2,413	$ 605,862	$ 11,382	$ 1,248,950	$ 13,795

December 31, 2005	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands of dollars)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 234,175	$ 869	$ 56,991	$ 1,545	$ 291,166	$ 2,414
Obligations of U.S. states and political subdivisions	977,560	8,360	167,319	4,096	1,144,879	12,456
Corporate debt securities	2,506	31	16,612	486	19,118	517
Mortgage-backed securities	125,228	1,774	12,788	479	138,016	2,253
Equity securities	2,167	16	–	–	2,167	16
Total investment portfolio	$ 1,341,636	$ 11,050	$ 253,710	$ 6,606	$ 1,595,346	$ 17,656

The unrealized losses in all categories of the Company's investments were caused by interest rate increases. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

Net investment income is comprised of the following:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
Fixed maturities	$ 228,805	$ 218,313	$ 210,555
Equity securities	1,598	2,292	2,748
Cash equivalents	11,535	9,564	2,844
Other	1,872	1,515	1,283
Investment income	243,810	231,684	217,430
Investment expenses	(3,189)	(2,830)	(2,377)
Net investment income	$ 240,621	$ 228,854	$ 215,053

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
Net realized investment gains (losses) on sale of investments:			
Fixed maturities	$ (5,526)	$ 13,694	$ 11,827
Equity securities	1,262	4,544	5,290
Joint ventures	-	(3,379)	125
Other	-	(2)	-
	$ (4,264)	$ 14,857	$ 17,242
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$ 8,929	$ (74,013)	$ (34,197)
Equity securities	(10)	(16)	-
	$ 8,919	$ (74,029)	$ (34,197)

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
Unrealized holding gains (losses) arising during the period, net of tax	$ 8,833	$ (38,381)	$ (15,112)
Less: reclassification adjustment for net gains included in net income, net of tax	(3,037)	(9,738)	(7,116)
Change in unrealized investment gains and losses, net of tax	$ 5,796	$ (48,119)	$ (22,228)

The gross realized gains and the gross realized losses on sales of securities were $2.9 million and $7.2 million, respectively, in 2006, $28.4 million and $13.5 million, respectively, in 2005 and $22.1 million and $4.9 million, respectively, in 2004.

The tax expense (benefit) related to the changes in net unrealized appreciation (depreciation) was $3.1 million, ($25.9) million and ($12.0) million for 2006, 2005 and 2004, respectively.

The Company had $21.2 million and $22.8 million of investments on deposit with various states at December 31, 2006 and 2005, respectively, due to regulatory requirements of those state insurance departments.

5. *Short- and long-term debt*

The Company has a $300 million commercial paper program, which is rated "A-1" by Standard and Poors ("S&P") and "P-1" by Moody's. At December 31, 2006 and 2005, the Company had $84.1 million and $187.8 million in commercial paper outstanding with a weighted average interest rate of 5.35% and 4.39%, respectively.

The Company has a $300 million, five-year revolving credit facility, expiring in 2010. Under the terms of the credit facility, the Company must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2006, these requirements were met. The facility will continue to be used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $215.9 million and $112.2 million at December 31, 2006 and 2005, respectively.

In September 2006 the Company issued, in a public offering, $200 million, 5.625% Senior Notes due in 2011. Interest on the Senior Notes is payable semiannually in arrears on March 15 and September 15, beginning on March 15, 2007. The Senior Notes were rated "A-1" by Moody's, "A" by S&P and "A+" by Fitch. In addition to the recent offering, the Company had $300 million, 5.375% Senior Notes due in November 2015 and $200 million, 6% Senior Notes due in March 2007 outstanding at December 31, 2006. At December 31,

2005 the Company had $300 million, 5.375% Senior Notes due in November 2015 and $200 million, 6% Senior Notes due in March 2007. At December 31, 2006 and 2005, the market value of the outstanding debt (which also includes commercial paper) was $783.2 million and $687.9 million, respectively.

Interest payments on all long-term and short-term debt were $36.5 million, $43.5 million and $42.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

During 2006, an outstanding interest rate swap contract was terminated. This swap was placed into service to coincide with the committed credit facility, used as a backup for the commercial paper program. Under the terms of the swap contract, the Company paid a fixed rate of 5.07% and received a variable interest rate based on the London Inter Bank Offering Rate ("LIBOR"). The swap had an expiration date coinciding with the maturity of the credit facility and was designated as a cash flow hedge for accounting purposes. At December 31, 2006 the Company had no interest rate swaps outstanding.

(Income) expense on the interest rate swaps for the years ended December 31, 2006, 2005 and 2004 of approximately ($0.1) million, $0.8 million and $3.3 million, respectively, was included in interest expense. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items.

6. *Loss reserves*

As described in Note 2, the Company establishes reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2006	2005	2004
	(In thousands of dollars)		
Reserve at beginning of year	$ 1,124,454	$ 1,185,594	$ 1,061,788
Less reinsurance recoverable	14,787	17,302	18,074
Net reserve at beginning of year	1,109,667	1,168,292	1,043,714
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	703,714	679,697	714,450
Prior years [1]	(90,079)	(126,167)	(13,451)
Subtotal	613,635	553,530	700,999
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	27,114	29,804	35,668
Prior years	583,890	582,351	540,753
Subtotal	611,004	612,155	576,421
Net reserve at end of year	1,112,298	1,109,667	1,168,292
Plus reinsurance recoverables	13,417	14,787	17,302
Reserve at end of year	$ 1,125,715	$ 1,124,454	$ 1,185,594

[1] A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents actual claim payments that were higher or lower than what was estimated by the Company at the end of the prior year, as well as a reestimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This reestimation is the result of management's review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in the relative level of defaults by geography and the change in average loan exposure.

Current year losses incurred increased in 2006 compared to 2005 primarily due to increases in the estimates regarding how much will be paid on claims, when compared to the prior period. The average primary claim paid for 2006 was $28,228 compared to $26,361 in 2005. The primary insurance notice inventory decreased from 85,788 at December 31, 2005 to 78,628 at

December 31, 2006 and pool insurance notice inventory decreased from 23,772 at December 31, 2005 to 20,458 at December 31, 2006.

The development of the reserves in 2006, 2005 and 2004 is reflected in the prior year line. The $90.1 million, $126.2 million and $13.5 million reduction in losses incurred related to prior years in 2006, 2005 and 2004, respectively, was due primarily to more favorable loss trends experienced during the year, when compared to the Company's estimates when originally establishing the reserves at December 31, 2005, 2004 and 2003.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

Information about the composition of the primary insurance default inventory at December 31, 2006 and 2005 appears in the table below.

	December 31,	
	2006	2005
Total loans delinquent	78,628	85,788
Percentage of loans delinquent (default rate)	6.13%	6.58%
Flow loans delinquent	42,438	47,051
Percentage of flow loans delinquent (default rate)	4.08%	4.52%
Bulk loans delinquent	36,190	38,737
Percentage of bulk loans delinquent (default rate)	14.87%	14.72%
A-minus and subprime credit loans delinquent[1]	34,360	36,485
Percentage of A-minus and subprime credit loans delinquent (default rate)	18.94%	18.30%

[1] A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel. A-minus loans have FICO scores of 575-619, as reported to MGIC at the time a commitment to insure is issued, and subprime loans have FICO scores of less than 575.

7. *Reinsurance*

The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. The Company cedes primary business to reinsurance subsidiaries of certain mortgage lenders, primarily under aggregate excess of loss agreements for each reinsurance period. The majority of ceded premiums relates to these agreements. Since 2005, the Company has entered into three separate aggregate excess of loss reinsurance agreements under which it ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. Additionally, certain pool polices written by the Company have been reinsured with one domestic reinsurer. The Company receives a ceding commission under certain reinsurance agreements.

The Company does not currently anticipate any collection problems from any of its reinsurers. Generally, reinsurance recoverables on primary loss reserves and prepaid reinsurance premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable.

The effect of these agreements on premiums earned and losses incurred is as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
Premiums earned:			
Direct	$ 1,327,270	$ 1,364,598	$ 1,445,321
Assumed	2,049	1,064	333
Ceded	(141,910)	(126,970)	(116,226)
Net premiums earned	$ 1,187,409	$ 1,238,692	$ 1,329,428
Losses incurred:			
Direct	$ 621,298	$ 558,077	$ 706,782
Assumed	203	(100)	(358)
Ceded	(7,866)	(4,447)	(5,425)
Net losses incurred	$ 613,635	$ 553,530	$ 700,999

8. *Investments in joint ventures*

C-BASS

C-BASS is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by nonconforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were net interest income (including accretion on mortgage securities), servicing fees, money management fees from C-BASS CBOs and investment funds sponsored by C-BASS, and gains on securitization and liquidation of mortgage-related assets, offset by hedging losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS based on, among other things, valuations provided by financing counterparties. The ultimate value of these assets is the net present value of their future cash flows, which depends on, among other things, the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results. The Company's investment in C-BASS on an equity basis at December 31, 2006 was $449.5 million. The Company received $46.9 million in distributions from C-BASS during 2006.

	December 31, 2006	December 31, 2005
	(In millions of dollars)	
C-BASS Summary Balance Sheet		
Assets		
Whole loans	$ 4,596	$ 4,638
Securities	2,422	2,054
Servicing	656	468
Other	1,127	534
Total assets	$ 8,801	$ 7,694
Total liabilities	$ 7,875	$ 6,931
Debt	6,140	6,434
Owners' equity	926	763

Included in whole loans and total liabilities at December 31, 2006 were approximately $741 million of assets and $720 million of liabilities from third party securitizations that did not qualify for off-balance sheet treatment. The liabilities from these securitizations are not included in Debt in the table above. There were no such assets and liabilities at December 31, 2005.

	Years Ended December 31, 2006	2005	2004
	(In millions of dollars)		
C-BASS Summary Income Statement			
Portfolio	$ 346.6	$ 295.9	$ 293.2
Servicing	366.5	293.2	166.1
Money management	33.6	35.8	19.8
Total revenue	746.7	624.9	479.1
Total expense	456.2	384.3	271.0
Income before tax	$ 290.5	$ 240.6	$ 208.1
Company's share of pretax income	$ 133.7	$ 110.9	$ 97.9

On February 15, 2007, C-BASS and Fieldstone Investment Corporation ("Fieldstone") entered into a merger agreement. Under the terms of the agreement, C-BASS will acquire all of the outstanding common stock of Fieldstone for approximately $259 million in cash. Completion of the transaction, which is currently expected to occur in the second quarter of 2007, is contingent on various closing conditions, including regulatory approvals and the approval of Fieldstone's stockholders. At the close of the transaction, Fieldstone will become a wholly owned subsidiary of C-BASS. At September 30, 2006, Fieldstone owned and managed a portfolio of over $5.7 billion of nonconforming mortgage loans originated primarily by a Fieldstone subsidiary. These mortgage loans are financed through securitizations that are structured as debt with the result that both the mortgage loans and the related debt appear on Fieldstone's balance sheet. The closing of the acquisition will not change this balance sheet treatment. At September 30, 2006, according to information filed by Fieldstone with the Securities and Exchange Commission, Fieldstone's assets were $6.4 billion; its liabilities were $6.0 billion; and its shareholders' equity was $424 million. At the closing, Fieldstone's assets and liabilities will be adjusted to reflect the purchase price, as required by GAAP.

The transaction supports C-BASS's fundamental business premise of using servicing provided through Litton to increase the returns on mortgage assets owned by C-BASS. The acquisition of Fieldstone will also provide C-BASS with mortgage origination capability.

Sherman

Sherman is principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which are primarily unsecured. The borrowings used to finance these activities are included in Sherman's balance sheet. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. The Company's investment in Sherman on an equity basis at December 31, 2006 was $163.8 million. The Company received $103.7 million in distributions from Sherman in 2006.

	December 31,	
	2006	2005
	(In millions of dollars)	
Sherman Summary Balance Sheet		
Total assets	$ 1,204	$ 979
Total liabilities	923	743
Debt	761	597
Members' equity	281	236

	Years Ended December 31,		
	2006	2005	2004
	(In millions of dollars)		
Sherman Summary Income Statement			
Revenues from receivable portfolios	$ 1,031.6	$ 855.5	$ 801.8
Portfolio amortization	373.0	292.8	343.4
Revenues, net of amortization	658.6	562.7	458.4
Credit card interest income and fees	357.3	196.7	–
Other revenue	35.6	71.1	59.5
Total revenues	1,051.5	830.5	517.9
Total expenses	702.0	541.3	317.3
Income before tax	$ 349.5	$ 289.2	$ 200.6
Company's share of pretax income	$ 121.9	$ 110.3	$ 83.3

In June 2005, MGIC, Radian (MGIC and Radian are collectively referred to as the "Corporate Partners") and entities (the "Management Entities") owned by the senior management ("Senior Management") of Sherman entered into a Securities Purchase Agreement and a Call Option Agreement. Under the Securities Purchase Agreement, each of MGIC and Radian agreed to sell to one of the Management Entities 6.92% of the 41.5% interest in Sherman owned by each (a total of 13.84% for both MGIC and Radian) for approximately $15.7 million, which is $1.0 million in excess of the approximate book value of the interest at April 30, 2005. Upon completion of the sale in August 2005, Senior Management of Sherman owned an interest in Sherman of 30.84% and each of MGIC and Radian owned interests of 34.58%. Under the Call Option Agreement, one of the Management Entities granted separate options (each an "Original Option") to each Corporate Partner to purchase a 6.92% interest in Sherman (a total of 13.84% under both Original Options). In connection with these transactions, the payout under Sherman's annual incentive plan (which is based on a percentage of Sherman's prebonus results) was reduced effective May 1, 2005.

Effective July 1, 2006, 94% of the original interests in Sherman were recapitalized into Class A Common Units and the remaining 6% were recapitalized into a combination of Preferred Units and Class B Common Units. In September 2006, in connection with this restructuring, the Corporate Partners and one of the Management Entities entered into an Amended and Restated Call Option Agreement under which the Original Options were restructured into new options (the "Restructured Options"). Under each Restructured Option, the portion of the corresponding Original Option that covered 3% of the original interests in Sherman was changed to cover Preferred Units (half of the Preferred Units issued in the recapitalization). The remainder of each Original Option was changed to cover Class A Units issued in the recapitalization (3.92% of the original interests, which represent 4.17% of the Class A Units issued in the recapitalization).

In September 2006, both Corporate Partners exercised their Restructured Options, which were effective back to July 1, 2006. As a result of the exercise of the Restructured Options, both Corporate Partners own 40.96% of the Class A Common Units and 50% of the Preferred Units. The Management Entities own the remainder of the Class A Common Units and all of the Class B Common Units.

Also, upon exercise of the option, the purchase price paid in excess of the book value, $61.5 million, was allocated to Sherman's assets on the Company's financial records, up to the fair market value of those assets. The fair valued assets will be amortized over their assumed lives, resulting in additional amortization expense for the Company above Sherman's actual amortization expense. The "Company's share of pretax income" line item in the table above includes $12.0 million of this additional amortization expense for the year ended December 31, 2006. The difference between the purchase price paid and the fair value of the identifiable assets, approximately $4.3 million, is recorded in the Company's financial records as goodwill and will be periodically tested for impairment.

Because C-BASS and Sherman are accounted for using the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to joint ventures plus the Company's share of their comprehensive income (or minus its share of their comprehensive loss) and minus capital distributed to the Company by the joint ventures. (See note 2.)

9. *Benefit plans*

The following tables provide the components of aggregate annual net periodic benefit cost, the amounts recognized in the consolidated balance sheet, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands of dollars)			
Components of net periodic benefit cost:				
Company service cost	$ 9,904	$ 9,210	$ 3,628	$ 3,414
Interest cost	11,005	9,877	4,077	3,722
Expected return on assets	(14,896)	(13,418)	(2,594)	(2,242)
Other adjustments	–	–	–	–
Subtotal	6,013	5,669	5,112	4,894
Amortization of:				
Net transition obligation/(asset)	–	–	283	283
Net prior service cost/(credit)	564	564	–	–
Net losses/(gains)	435	–	421	301
Total amortization	999	564	704	585
Net periodic benefit cost	7,012	6,233	5,816	5,479
Cost of SFAS 88 events	–	–	–	–
Total expense for the year	$ 7,012	$ 6,233	$ 5,816	$ 5,479
Reconciliation of (accrued)/prepaid benefit cost:				
(Accrued)/prepaid benefit cost (before adjustment) at beginning of year	$ 45,562	$ 43,634	$ (19,085)	$ (17,417)
Net periodic benefit (cost)/income for fiscal year	(7,012)	(6,233)	(5,816)	(5,479)
Cost of SFAS 88 events	–	–	–	–
Employer contributions	10,000	8,128	3,300	2,816
Benefits paid directly by company	35	33	1,079	996
Amount recognized in accumulated other comprehensive income	(16,667)	–	(10,696)	–
Net balance sheet (liability)/asset at end of year	$ 31,918	$ 45,561	$ (31,218)	$ (19,085)
Development of funded status:				
Actuarial value of benefit obligations				
Measurement date	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Accumulated benefit obligation	$ 171,312	$ 155,763	$ 74,807	$ 68,868
Projected benefit obligation/accumulated postretirement benefit obligation	202,950	184,237	74,807	68,868
Funded status				
Projected benefit obligation/accumulated postretirement benefit obligation	(202,950)	(184,237)	(74,807)	(68,868)
Plan assets at fair value	234,868	199,279	43,590	34,588
Net balance sheet (liability)/asset	$ 31,918	$ 15,042	$ (31,218)	$ (34,280)

The following tables show the components of the net adjustment to accumulated other comprehensive income upon adoption of FAS 158.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands of dollars)			
Net actuarial (gain)/loss	$ 12,645	NA	$ 8,995	NA
Net prior service cost/(credit)	4,022	NA	–	NA
Net transition obligation/(asset)	–	NA	1,701	NA
Total at December 31, 2006	16,667	NA	10,696	NA
Pretax AOIC				
Adjustment to pretax AOIC	16,667	NA	10,696	NA

The following tables show the components of the funded status.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands of dollars)			
Information for plans with ABO/APBO in excess of plan assets:				
Projected benefit obligation/accumulated postretirement benefit obligation	$ 10,721	$ 7,647	$ 74,807	$ 68,868
Accumulated benefit obligation/accumulated postretirement benefit obligation	4,709	3,663	74,807	68,868
Fair value of plan assets	–	–	43,590	34,588
Information for plans with PBO/APBO in excess of plan assets:				
Projected benefit obligation/accumulated postretirement benefit obligation	$ 10,721	$ 7,647	$ 74,807	$ 68,868
Accumulated benefit obligation/accumulated postretirement benefit obligation	4,709	3,663	74,807	68,868
Fair value of plan assets	–	–	43,590	34,588
Information for plans with PBO/APBO less than plan assets:				
Projected benefit obligation/accumulated postretirement benefit obligation	$ 192,229	$ 176,590	$ –	$ –
Accumulated benefit obligation/accumulated postretirement benefit obligation	166,603	152,100	–	–
Fair value of plan assets	234,868	199,278	–	–

The changes in the projected benefit obligation are as follows:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands of dollars)			
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 184,237	$ 163,144	$ 68,868	$ 63,586
Company service cost	9,904	9,210	3,628	3,414
Interest cost	11,005	9,877	4,077	3,722
Plan participants' contributions	–	–	361	272
Net actuarial (gain)/loss due to plan experience	673	4,280	(688)	(859)
Benefit payments from fund	(2,834)	(2,241)	–	–
Benefit payments directly by company	(35)	(33)	(1,440)	(1,268)
Benefit obligation at end of year	$ 202,950	$ 184,237	$ 74,807	$ 68,868

The changes in the fair value of the net assets available for plan benefits are as follows:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands of dollars)			
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 199,278	$ 180,104	$ 34,588	$ 29,692
Company contributions	10,000	8,128	4,379	3,812
Plan participants' contributions	35	33	361	272
Benefit payments from fund	(2,834)	(2,241)	–	–
Benefit payments paid directly by company	(35)	(33)	(1,440)	(1,268)
Actual return on assets	27,638	13,282	5,701	1,880
Prior year-end asset true-up	785	6	–	200
Fair value of plan assets at end of year	$ 234,868	$ 199,278	$ 43,590	$ 34.588
Change in net actuarial loss/(gain):				
Net actuarial loss/(gain) at end of prior year	$ 25,935	$ 21,519	$ 13,211	$ 14,010
Amortization credit/(cost) for year	(435)	–	(421)	(301)
Liability loss/(gain)	673	4,280	(688)	(859)
Asset loss/(gain)	(13,527)	136	(3,108)	362
Net actuarial loss/(gain) at year end	$ 12,645	$ 25,935	$ 8,995	$ 13,211
Amortizations expected to be recognized during next fiscal year:				
Amortization of net transition obligation/(asset)	$ –	$ –	$ 283	$ 283
Amortization of prior service cost/(credit)	564	564	–	–
Amortization of net losses/(gains)	254	–	106	421

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
Weighted-average assumptions used to determine benefit obligations at year end:				
Discount rate	6.00%	6.00%	6.00%	6.00%
Rate of compensation increase	4.50%	4.50%	NA	NA
Weighted-average interest rate assumptions used to determine net periodic benefit cost for year:				
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected long-term return on plan assets	7.50%	7.50%	7.50%	7.50%
Rate of compensation increase	4:50%	4.50%	NA	NA
Assumed health care cost trend rates at year end:				
Health care cost trend rate assumed for next year	NA	NA	9.00%	9.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	NA	NA	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	NA	NA	2015	2015

In selecting a discount rate, the Company performed a hypothetical cash flow bond matching exercise, matching the Company's expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $25 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The weighted-average asset allocations of the plans are as follows:

	Pension Plan		Other Postretirement Benefits	
	2006	2005	2006	2005
Allocation of assets at year end:				
Equity securities	80%	82%	100%	100%
Debt securities	17%	15%	0%	0%
Real estate	3%	3%	0%	0%
Other	0%	0%	0%	0%
Total	100%	100%	100%	100%
Target allocation of assets:				
Equity securities	80%	82%	100%	100%
Debt securities	17%	15%	0%	0%
Real estate	3%	3%	0%	0%
Other	0%	0%	0%	0%
Total	100%	100%	100%	100%

The Company's pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results
- Provide consistent investment returns
- Meet or exceed the actuarial return assumption

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed securities and equity securities are:

	Minimum	Maximum
Fixed	0%	30%
Equity	70%	100%
Cash equivalents	0%	10%

Investment in international-oriented funds is limited to a maximum of 15% of the equity range.

The Company's postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed-income securities and equity securities are:

	Minimum	Maximum
Fixed	0%	40%
Equity	60%	100%

Given the long-term nature of this portfolio and the lack of any immediate need for cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international-oriented funds is limited to a maximum of 15% of the portfolio.

The following tables show the actual and estimated future contributions and actual and estimated future benefit payments.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	Years Ended December 31,			
	2006	2005	2006	2005
	(In thousands of dollars)			
Company contributions:				
Current -1	$ 8,161	$ 23,528	$ 2,816	$ 4,000
Current	10,035	8,161	3,300	2,816
Current +1	10,666	10,372	3,500	3,400
Benefits paid directly by the Company:				
Current -1	$ 33	$ 28	$ 1,268	$ 995
Current	35	33	1,440	1,268
Current +1	166	64	1,420	1,227
Plan participants' contributions:				
Current -1	$ –	$ –	$ 272	$ 220
Current	–	–	361	272
Current +1	–	–	625	361
Benefit payments (total):				
Actual benefit payments:				
Current -1	$ 2,274	$ 2,017	$ 1,268	$ 995
Current	2,869	2,274	1,440	1,268
Expected benefit payments:				
Current +1	3,738	3,018	1,420	1,227
Current +2	4,411	3,682	1,642	1,456
Current +3	5,299	4,377	1,948	1,677
Current +4	6,457	5,294	2,281	1,975
Current +5	7,507	6,483	2,662	2,295
Current +6-10	59,040	52,268	18,499	16,878

The following tables show the impact of FAS 158 on the amounts that have been recognized in the consolidated balance sheet.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands of dollars)			
Additional information – balance sheet entries under prior rules:				
Statement of financial position prior to deferred tax adjustments:				
(Accrued)/prepaid as of end of year	$ 48,585	NA	$ (20,522)	NA
Additional minimum liability	–	NA	–	NA
Intangible asset	–	NA	–	NA
Accumulated other comprehensive income using prior rules	–	NA	–	NA
Accumulated other comprehensive income using new rules	16,667	NA	10,696	NA
Additional information – impact of SFAS 158 pretax				
Before application of Statement 158:				
Assets				
Prepaid cost	$ 57,135		$ –	
Liabilities and stockholders' equity				
Liability for pension benefits	8,550		20,522	
AOCI	–		–	
Total stockholders' equity	–		–	
Adjustments:				
Assets				
Prepaid cost	$ (14,496)		$ –	
Liabilities and stockholders' equity				
Liability for pension benefits	2,171		10,696	
AOCI	16,667		10,696	
Total stockholders' equity	16,667		10,696	
After application of Statement 158:				
Assets				
Prepaid cost	$ 42,639		$ –	
Liabilities and stockholders' equity				
Liability for pension benefits	10,721		31,218	
AOCI	16,667		10,696	
Total stockholders' equity	16,667		10,696	

The following other postretirement benefit payments, which reflect future service, are expected to be paid in the following fiscal years:

	Other Postretirement Benefits		
	Gross Benefits	Medicare Part D Subsidy	Net Benefits
	(In thousands of dollars)		
Fiscal Year			
2007	$ 1,528	$ 108	$ 1,420
2008	1,776	134	1,642
2009	2,108	160	1,948
2010	2,476	195	2,281
2011	2,892	230	2,662
Years 2012–2016	20,482	1,983	18,499

For measurement purposes a 9.5% health care trend rate was used for pre-65 and post-65 benefits for 2006. In 2007, the rate is assumed to be 9.0%, decreasing to 5.0% by 2016 and remaining at this level beyond.

A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 1,794	$ (1,386)
Effect on postretirement benefit obligation	15,314	(12,080)

The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's eligible compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. The Company recognized profit sharing expense and 401(k) savings plan expense of $5.6 million, $5.6 million and $5.7 million in 2006, 2005 and 2004, respectively.

10. Income taxes

Net deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands of dollars)	
Deferred tax assets	$ 161,520	$ 157,571
Deferred tax liabilities	(63,158)	(75,224)
Net deferred tax asset	$ 98,362	$ 82,347

Management believes that all gross deferred tax assets at December 31, 2006 are fully realizable and no valuation reserve was established.

The components of the net deferred tax asset as of December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands of dollars)	
Unearned premium reserves	$ 17,223	$ 14,847
Deferred policy acquisition costs	(4,469)	(6,446)
Loss reserves	27,699	29,254
Unrealized appreciation in investments	(45,002)	(41,731)
Statutory contingency loss reserves	(5,587)	(16,116)
Mortgage investments	20,588	32,899
Benefit plans	2,696	(6,347)
Deferred compensation	21,902	16,251
Investments in joint ventures	65,835	58,723
Other, net	(2,523)	1,013
Net deferred tax asset	$ 98,362	$ 82,347

The following summarizes the components of the provision for income tax:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
Current	$ 133,998	$ 171,420	$ 158,104
Deferred	(6,784)	3,021	(762)
Other	2,883	2,491	2,006
Provision for income tax	$ 130,097	$ 176,932	$ 159,348

The Company paid $227.3 million, $264.5 million and $203.2 million in federal income tax in 2006, 2005 and 2004, respectively. At December 31, 2006, 2005 and 2004, the Company owned $1,686.5 million, $1,625.3 million and $1,468.5 million, respectively, of tax and loss bonds.

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2006	2005	2004
Federal statutory income tax rate	35.0%	35.0%	35.0%
Tax exempt municipal bond interest	(10.7)	(8.4)	(8.4)
Other, net	0.5	0.4	0.3
Effective income tax rate	24.8%	27.0%	26.9%

The Internal Revenue Service ("IRS") has been conducting an examination of the federal income tax returns of the Company for taxable years 2000 through 2004. The IRS has indicated that they intend to propose adjustments to taxable income relating to a portfolio of investments in the residual interests of Real Estate Mortgage Investment Conduits ("REMICs"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The tax returns have included the flow through of income and losses from these investments in the computation of taxable income. The IRS has indicated that it does not believe that the Company has established sufficient tax basis in the REMIC residual interests to deduct some portion of the flow through losses from income. To date, the IRS has not provided a detailed explanation of its position or the calculation of the dollar amount of any potential adjustment. The Company will contest any such proposal to increase taxable income and believes that income taxes related to these years have been properly provided for in the financial statements.

11. Shareholders' equity and dividend restrictions

Dividends

The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. As a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. The other insurance subsidiaries of the Company can pay $2.1 million of dividends to the Company without such regulatory approval.

Certain of the Company's noninsurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

In 2006, 2005 and 2004, the Company paid dividends of $85.5 million, $48.4 million and $22.0 million, respectively, or $1.00 per share in 2006, $0.525 per share in 2005 and $0.225 per share in 2004.

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, fixed-maturity investments are generally valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as nonadmitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Under statutory accounting practices, the Company's share of the net income or loss of its investments in joint ventures is credited directly to statutory surplus. Under GAAP, income from joint ventures is shown separately, net of tax, on the statement of operations.

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the noninsurance companies), as well as the dividends paid by MGIC to the Company, are as follows:

Year Ended December 31,	Net Income	Equity	Contingency Reserve	Dividends paid by MGIC to the Company
		(In thousands of dollars)		
2006	$ 398,059	$ 1,592,040	$ 4,851,083	$ 570,001
2005	316,908	1,678,566	4,662,652	552,200
2004	179,623	1,840,084	4,234,157	162,900

Share-based compensation plans

The Company has certain share-based compensation plans. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," under the modified prospective method. Accordingly, prior period amounts have not been restated. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instrument issued and be recognized in the financial statements of the Company. This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value recognition provisions of SFAS No. 123 were voluntarily adopted by the Company in 2003 prospectively to all employee awards granted or modified on or after January 1, 2003. The adoption of SFAS No. 123R and SFAS No. 123 did not have a material effect on the Company's results of operations or its financial position. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under the Company's plans generally vest over periods ranging from one to five years.

The cost related to stock-based employee compensation included in the determination of net income for 2005 and 2004 was less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards for the years ended December 31, 2005 and 2004.

	Years Ended December 31, 2005	2004
	(In thousands of dollars, except per share data)	
Net income, as reported	$ 626,873	$ 553,186
Add stock-based employee compensation expense included in reported net income, net of tax	13,017	7,656
Deduct stock-based employee compensation expense determined under fair value method for all awards, net of tax	(17,381)	(11,683)
Pro forma net income	$ 622,509	$ 549,159
Earnings per share:		
Basic, as reported	$ 6.83	$ 5.67
Basic, pro forma	$ 6.78	$ 5.63
Diluted, as reported	$ 6.78	$ 5.63
Diluted, pro-forma	$ 6.73	$ 5.59

The compensation cost that has been charged against income for the share-based plans was $33.4 million, $20.0 million and $11.8 million for the years ended 2006, 2005 and 2004, respectively. The related income tax benefit recognized for the share-based compensation plans was $11.7 million, $7.0 million and $4.1 million for the years ended 2006, 2005 and 2004, respectively.

The Company has stock incentive plans that were adopted in 1991 and 2002. When the 2002 plan was adopted, no further awards could be made under the 1991 plan. The maximum number of shares covered by awards under the 2002 plan is the total of 7.1 million shares plus the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 5.9 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock or restricted stock units. The 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Newly issued shares are used for exercises under the 1991 plan and treasury shares are used for exercises under the 2002 plan. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2006 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2005	$ 54.19	3,274,731
Granted	–	–
Exercised	43.83	(559,091)
Forfeited or expired	57.17	(16,930)
Outstanding, December 31, 2006	$ 56.31	2,698,710

The weighted-average grant date fair value of options granted during 2004 was $21.68. There were no options granted in 2006 or 2005. For the years ended 2006, 2005 and 2004, the total intrinsic value of options exercised (i.e., the difference in the market price at exercise and the price paid by the employee to exercise the option) was $13.1 million, $6.0 million and $21.2 million, respectively. The total amount of value received from exercise of options was $24.5 million, $10.9 million and $34.4 million, and the related net tax benefit realized from the exercise of those stock options was $4.6 million, $2.1 million and $7.4 million for the years ended 2006, 2005 and 2004, respectively.

The following is a summary of stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Shares	Remaining Average Life (yrs.)	Weighted Average Exercise Price	Shares	Remaining Average Life (yrs.)	Weighted Average Exercise Price
$33.81–$47.31	1,102,710	4.0	$ 44.78	568,720	3.8	$ 44.82
$53.70–$68.63	1,596,000	5.3	$ 64.28	1,120,550	4.9	$ 63.14
Total	2,698,710	4.8	$ 56.31	1,689,270	4.5	$ 56.97

The aggregate intrinsic value of options outstanding at December 31, 2006 was $21.2 million. The aggregate intrinsic value of options exercisable was $11.7 million. The aggregate intrinsic value represents the total pretax intrinsic value based on the Company's closing stock price of $62.54 as of December 31, 2006 which would have been received by the option holders had all option holders exercised their options on that date.

A summary of restricted stock or restricted stock units during 2006 is as follows:

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2005	$ 60.50	912,671
Granted	64.67	565,350
Vested	56.58	(272,062)
Forfeited	61.63	(6,309)
Restricted stock outstanding at December 31, 2006	$ 63.20	1,199,650

The weighted-average grant date fair value of restricted stock granted during 2005 and 2004 was $64.21 and $68.08, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant. At December 31, 2006, 4,523,832 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, 4,440,512 are available for restricted stock awards. The total fair value of restricted stock vested during 2006, 2005 and 2004 was $17.4 million, $9.2 million and $5.4 million, respectively.

As of December 31, 2006, there was $53.6 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.3 years.

For purposes of determining the pro forma net income, the fair value of options granted in 2004 was estimated at grant date using the binomial option pricing model with the following weighted average assumptions:

Risk free interest rate	3.27%
Expected life	5.50 years
Expected volatility	30.20%
Expected dividend yield	0.25%
Fair value of each option	$21.68

12. Leases

The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was $6.9 million, $7.6 million and $8.0 million in 2006, 2005 and 2004, respectively.

At December 31, 2006, minimum future operating lease payments are as follows (in thousands of dollars):

2007	$	5,782
2008		3,759
2009		1,683
2010		572
2011 and thereafter		302
Total	$	12,098

13. Litigation and contingencies

The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the antireferral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. There can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on the Company. In August 2005, the United States Court of Appeals for the Ninth Circuit decided a case under FCRA to which the Company was not a party that may make it more likely that the Company will be subject to litigation regarding when notices to borrowers are required by FCRA.

In June 2005, in response to a letter from the New York Insurance Department (the "NYID"), the Company provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MDC"), which regulates insurance, the Company provided the MDC with information about captive mortgage reinsurance and certain other matters. The Company subsequently provided additional information to the MDC. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The antireferral fee provisions of RESPA provide that the Department of Housing and Urban Development ("HUD") as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While the Company believes its captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on the Company or the mortgage insurance industry.

Under its contract underwriting agreements, the Company may be required to provide certain remedies to its customers if certain standards relating to the quality of the Company's underwriting work are not met. The cost of remedies provided by the Company to customers for failing to meet these standards has not been material to the Company's financial position or results of operations for the years ended December 31, 2006, 2005 and 2004.

See Note 10 for a description of federal income tax contingencies.

14. *Unaudited quarterly financial data*

2006	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2006 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 300,472	$ 305,280	$ 305,870	$ 305,614	$ 1,217,236
Net premiums earned	299,667	294,503	296,207	297,032	1,187,409
Investment income, net of expenses	57,964	59,380	61,486	61,791	240,621
Losses incurred, net	114,885	146,467	164,997	187,286	613,635
Underwriting and other expenses	74,265	71,492	70,704	74,397	290,858
Net income	163,453	149,839	129,978	121,469	564,739
Earnings per share [(a)]:					
Basic	1.89	1.75	1.56	1.48	6.70
Diluted	1.87	1.74	1.55	1.47	6.65

2005	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2005 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 312,239	$ 309,220	$ 314,178	$ 316,673	$ 1,252,310
Net premiums earned	316,079	311,633	305,841	305,139	1,238,692
Investment income, net of expenses	57,003	57,178	57,338	57,335	228,854
Losses incurred, net	98,866	136,915	146,197	171,552	553,530
Underwriting and other expenses	67,895	68,059	69,695	69,767	275,416
Net income	182,013	174,357	142,382	128,121	626,873
Earnings per share [(a)]:					
Basic	1.91	1.88	1.56	1.45	6.83
Diluted	1.90	1.87	1.55	1.44	6.78

(a) *Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.*

15. Condensed consolidating financial statements

The following condensed financial information sets forth, on a consolidating basis, the balance sheet, statement of operations, and statement of cash flows information for MGIC Investment Corporation ("Parent Company"), which represents the Company's investments in all of its subsidiaries under the equity method, Mortgage Guaranty Insurance Corporation and Subsidiaries ("MGIC Consolidated"), and all other subsidiaries of the Company ("Other") on a combined basis. The eliminations column represents entries eliminating investments in subsidiaries, intercompany balances, and intercompany revenues and expenses.

Condensed consolidating balance sheets

At December 31, 2006:	Parent Company	MGIC Consolidated	Other	Eliminations	Total
		(In thousands of dollars)			
Assets					
Total investments	$ 27,374	$ 4,935,881	$ 289,167	$ –	$ 5,252,422
Cash and cash equivalents	162,198	99,286	32,254	–	293,738
Reinsurance recoverable on loss reserves	–	78,114	21	(64,718)	13,417
Prepaid reinsurance premiums	–	24,779	4	(15,163)	9,620
Deferred insurance policy acquisition costs	–	12,769	–	–	12,769
Investments in subsidiaries/joint ventures	4,882,408	652,910	2,974	(4,882,408)	655,884
Other assets	15,228	391,247	27,598	(50,252)	383,821
Total assets	**$ 5,087,208**	**$ 6,194,986**	**$ 352,018**	**$ (5,012,541)**	**$ 6,621,671**
Liabilities and shareholders' equity					
Liabilities:					
Loss reserves	$ –	$ 1,125,715	$ 64,718	$ (64,718)	$ 1,125,715
Unearned premiums	–	189,661	15,163	(15,163)	189,661
Short- and long-term debt	781,238	9,364	–	(9,325)	781,277
Other liabilities	10,093	219,105	31,651	(31,708)	229,141
Total liabilities	791,331	1,543,845	111,532	(120,914)	2,325,794
Total shareholders' equity	4,295,877	4,651,141	240,486	(4,891,627)	4,295,877
Total liabilities and shareholders' equity	**$ 5,087,208**	**$ 6,194,986**	**$ 352,018**	**$ (5,012,541)**	**$ 6,621,671**

Condensed consolidating balance sheets

At December 31, 2005:	Parent Company	MGIC Consolidated	Other	Eliminations	Total
			(In thousands of dollars)		
Assets					
Total investments	$ 2,570	$ 5,047,475	$ 245,385	$ –	$ 5,295,430
Cash and cash equivalents	211	176,370	18,675	–	195,256
Reinsurance recoverable on loss reserves	–	78,097	36	(63,346)	14,787
Prepaid reinsurance premiums	–	17,521	3	(7,916)	9,608
Deferred insurance policy acquisition costs	–	18,416	–	–	18,416
Investments in subsidiaries/joint ventures	4,842,932	481,778	–	(4,842,932)	481,778
Other assets	13,542	356,624	28,274	(56,146)	342,294
Total assets	**$ 4,859,255**	**$ 6,176,281**	**$ 292,373**	**$ (4,970,340)**	**$ 6,357,569**
Liabilities and shareholders' equity					
Liabilities:					
Loss reserves	$ –	$ 1,124,454	$ 63,346	$ (63,346)	$ 1,124,454
Unearned premiums	–	159,823	7,916	(7,916)	159,823
Short- and long-term debt	685,124	9,364	–	(9,325)	685,163
Other liabilities	9,076	232,109	13,435	(31,546)	223,074
Total liabilities	694,200	1,525,750	84,697	(112,133)	2,192,514
Total shareholders' equity	4,165,055	4,650,531	207,676	(4,858,207)	4,165,055
Total liabilities and shareholders' equity	**$ 4,859,255**	**$ 6,176,281**	**$ 292,373**	**$ (4,970,340)**	**$ 6,357,569**

Condensed consolidating statements of operations

Year Ended December 31, 2006:	Parent Company	MGIC Consolidated	Other	Eliminations	Total
			(In thousands of dollars)		
Revenues:					
Net premiums written	$ –	$ 1,138,644	$ 78,714	$ (122)	$ 1,217,236
Net premiums earned	–	1,116,063	71,468	(122)	1,187,409
Equity in undistributed net income of subsidiaries	18,850	–	–	(18,850)	–
Dividends received from subsidiaries	570,001	–	–	(570,001)	–
Investment income, net of expenses	2,521	224,021	14,079	–	240,621
Realized investment gains, net	–	(2,582)	(1,934)	252	(4,264)
Other revenue	–	10,548	34,855	–	45,403
Total revenues	591,372	1,348,050	118,468	(588,721)	1,469,169
Losses and expenses:					
Losses incurred, net	–	581,761	31,874	–	613,635
Underwriting and other expenses	268	209,815	80,943	(168)	290,858
Interest expense	39,348	–	–	–	39,348
Total losses and expenses	39,616	791,576	112,817	(168)	943,841
Income before tax and joint ventures	551,756	556,474	5,651	(588,553)	525,328
Provision (credit) for income tax	(12,983)	143,438	(52)	(306)	130,097
Income from joint ventures, net of tax	–	169,807	(299)	–	169,508
Net income	**$ 564,739**	**$ 582,843**	**$ 5,404**	**$ (588,247)**	**$ 564,739**

Condensed consolidating statements of operations

Year Ended December 31, 2005:	Parent Company	MGIC Consolidated	Other	Eliminations	Total
			(In thousands of dollars)		
Revenues:					
Net premiums written	$ –	$ 1,177,862	$ 74,702	$ (254)	$ 1,252,310
Net premiums earned	–	1,170,681	68,265	(254)	1,238,692
Equity in undistributed net income of subsidiaries	100,261	–	–	(100,261)	–
Dividends received from subsidiaries	552,200	–	–	(552,200)	–
Investment income, net of expenses	2,465	216,780	10,033	(424)	228,854
Realized investment gains (losses), net	–	15,017	(160)	–	14,857
Other revenue	–	1,794	42,333	–	44,127
Total revenues	654,926	1,404,272	120,471	(653,139)	1,526,530
Losses and expenses:					
Losses incurred, net	–	523,535	29,995	–	553,530
Underwriting and other expenses	278	191,061	84,376	(299)	275,416
Interest expense	41,091	424	–	(424)	41,091
Total losses and expenses	41,369	715,020	114,371	(723)	870,037
Income before tax and joint ventures	613,557	689,252	6,100	(652,416)	656,493
Provision (credit) for income tax	(13,316)	190,718	(185)	(285)	176,932
Income from joint ventures, net of tax	–	147,312	–	–	147,312
Net income	$ 626,873	$ 645,846	$ 6,285	$ (652,131)	$ 626,873

Year Ended December 31, 2004:	Parent Company	MGIC Consolidated	Other	Eliminations	Total
			(In thousands of dollars)		
Revenues:					
Net premiums written	$ –	$ 1,232,791	$ 72,978	$ (352)	$ 1,305,417
Net premiums earned	–	1,256,141	73,639	(352)	1,329,428
Equity in undistributed net income of subsidiaries	416,385	–	–	(416,385)	–
Dividends received from subsidiaries	162,900	–	–	(162,900)	–
Investment income, net of expenses	1,240	205,650	8,667	(504)	215,053
Realized investment gains, net	4	16,853	322	63	17,242
Other revenue	–	4,984	45,986	–	50,970
Total revenues	580,529	1,483,628	128,614	(580,078)	1,612,693
Losses and expenses:					
Losses incurred, net	–	664,228	36,771	–	700,999
Underwriting and other expenses	272	191,214	87,697	(397)	278,786
Interest expense	41,124	509	–	(502)	41,131
Total losses and expenses	41,396	855,951	124,468	(899)	1,020,916
Income before tax and joint ventures	539,133	627,677	4,146	(579,179)	591,777
Provision (credit) for income tax	(14,053)	173,799	(1,065)	667	159,348
Income from joint ventures, net of tax	–	120,757	–	–	120,757
Net income	$ 553,186	$ 574,635	$ 5,211	$ (579,846)	$ 553,186

Condensed consolidating statements of cash flows

	Parent Company	MGIC Consolidated	Other	Eliminations	Total
Year Ended December 31, 2006:			(In thousands of dollars)		
Net cash from operating activities	$ 476,588[1]	$ 460,124	$ 63,406	$ (602,440)	$ 497,678
Net cash (used in) from investing activities	(52,304)	32,793	(49,827)	27,500	(41,838)
Net cash used in financing activities	(362,297)	(570,001)	–	574,940	(357,358)
Net increase (decrease) in cash	**$ 161,987**	**$ (77,084)**	**$ 13,579**	**$ –**	**$ 98,482**

[1] *Includes dividends received from subsidiaries of $570,001.*

	Parent Company	MGIC Consolidated	Other	Eliminations	Total
Year Ended December 31, 2005:			(In thousands of dollars)		
Net cash from operating activities	$ 536,734[1]	$ 520,348	$ 19,582	$ (568,310)	$ 508,354
Net cash (used in) from investing activities	(15,889)	74,631	(18,210)	16,110	56,642
Net cash used in financing activities	(536,208)	(552,200)	–	552,200	(536,208)
Net (decrease) increase in cash	**$ (15,363)**	**$ 42,779**	**$ 1,372**	**$ –**	**$ 28,788**

[1] *Includes dividends received from subsidiaries of $552,200.*

	Parent Company	MGIC Consolidated	Other	Eliminations	Total
Year Ended December 31, 2004:			(In thousands of dollars)		
Net cash from operating activities	$ 161,437[1]	$ 543,228	$ 32,594	$ (178,099)	$ 559,160
Net cash used in investing activities	(6,860)	(379,806)	(25,342)	15,199	(396,809)
Net cash used in financing activities	(157,229)	(162,900)	–	162,900	(157,229)
Net (decrease) increase in cash	**$ (2,652)**	**$ 522**	**$ 7,252**	**$ –**	**$ 5,122**

[1] *Includes dividends received from subsidiaries of $162,900.*

16. Subsequent events

On February 6, 2007 the Company and Radian announced that they have agreed to merge. The new company, to be called MGIC Radian Financial Group Inc., will have nearly $15 billion in total assets, more than $290 billion of primary mortgage insurance in force and a financial guaranty portfolio approximating $104 billion of net par outstanding.

The agreement provides for a merger of Radian into the Company in which 0.9658 shares of the Company's common stock will be exchanged for each share of Radian common stock. The transaction has been unanimously approved by each company's board of directors and is expected to be completed in the fourth quarter of 2007, subject to regulatory and shareholder approvals.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Karl E. Case
Professor of Economics
Wellesley, MA
Wellesley College

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
Rancho Santa Fe, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partners, L.P.
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products, financial services and real estate

Daniel P. Kearney
Business Consultant and Private Investor
Chicago, IL

Michael E. Lehman
Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Menlo Park, CA
A provider of computer systems and professional support services

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc.
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice President
J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Martin F. Wood
International Business Development

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Managing Director

Thomas A. Drew
Claims

Sandra K. Dunst
Capital Markets Operations

Edward G. Durant
Analytic Services

Timothy J. Edwards
Capital Markets Sales

Carla A. Gallas
Field Operations

David A. Greco
Credit Policy

Ralph J. Gundrum
Securities Law Counsel

Heidi A. Heyrman
Chief Compliance Officer

Frank E. Hilliard
Information Services

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcolm T. Hurst
Sales

Eric B. Klopfer
International Strategic Initiatives and Regulatory Affairs

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Ronald L. Morrow
Customer Services

Lisa M. Pendergast
Assistant Treasurer

Charlotte L. Reed
Information Services

Eric L. Rice
Sales

John R. Schroeder
Structured Transactions

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services and Chief Technology Officer

Thomas B. Theobald
National Accounts

Kurt J. Thomas
Human Resources

Steven M. Thompson
Bulk Transactions

Kathleen E. Valenti
Claims Administration

Bernhard W. Verhoeven
Bulk Transactions

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Michael J. Zimmerman
Investor Relations

Performance Graph

The following graph compares the cumulative total return on our Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index (the industry index which includes us) over a five-year period. The graph assumes that $100 was invested on December 31, 2001, in each of our Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index, and that all dividends were reinvested. The year-end values are shown in the table below the graph.



$175
$150
$125
$100
$75
$50
Total Return (Base = $100)
2001
2002
2003
2004
2005
2006
MGIC INVESTMENT CORPORATION
S&P 500
S&P 500 FINANCIALS

	2001	2002	2003	2004	2005	2006
S&P 500	100	78	100	111	117	135
S&P 500 Financials	100	85	112	124	132	157
MGIC Investment Corporation	100	67	93	112	108	105

Shareholder Information

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 10, 2007 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2006 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address
P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services
(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 9, 2007, 83,067,137 shares were outstanding. The following table sets forth for 2005 and 2006 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

	2005		2006	
Quarters	High	Low	High	Low
1st	$ 70.00	$ 59.98	$ 72.73	62.01
2nd	66.48	56.93	71.48	63.05
3rd	70.02	60.56	65.29	53.96
4th	67.75	56.70	63.50	56.22

In 2005 and 2006 the Company declared and paid the following cash dividends:

	2005	2006
Quarters		
1st	$ .0750	$ .25
2nd	.1500	.25
3rd	.1500	.25
4th	.1500	.25
	$ .5250	$ 1.00

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the sixth paragraph under "Management's Discussion and Analysis – Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of March 9, 2007, the number of shareholders of record was 151. In addition, the Company estimates that there are more than 200,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC INVESTMENT CORPORATION

END

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202

END